UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 30, 2002

PACIFIC CMA, INC.
(Exact name of registrant as specified in its charter)

Colorado	0-27653	84-1475073
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4750 Table Mesa Drive Boulder, Colorado	80305
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (303) 494-3000

(Former name or former address, if changed since last report)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this report, including statements in the following discussion which are not statements of historical fact, are what are known as "forward looking statements,"which are basically statements about the future, and which for that reason, involve risk and uncertainty, since no one can accurately predict the future. Words such as "plans," "intends," "will," "hopes," "seeks," "anticipates," "expects," "goal" and "objective" often identify such forward looking statements, but are not the only indication that a statement is a forward looking statement. Such forward looking statements include statements of our plans and objectives with respect to the present and future operations of the Company, and statements which express or imply that such present and future operations will or may produce revenues, income or profits. Numerous factors and future events could cause the Company to change such plans and objectives, or fail to successfully implement such plans or achieve such objectives, or cause such present and future operations to fail to produce revenues, income or profits. Therefore, the reader is advised that the following discussion should be considered in light of the discussion of risks and other factors contained in this Form 8K and in the Company's other filings with the Securities and Exchange Commission, and that no statements contained in the following discussion or in this Form 8K should be construed as a guarantee or assurance of future performance or future results.

Item 2. Acquisition or Disposition of Assets

On April 30, 2002, Pacific CMA, Inc., (the "Company") completed the acquisition of control of Airgate International Corporation ("Airgate"), a privately held New York-based freight forwarder which was established in 1990. Airgate is a non-asset based logistics services company. Accordingly, its assets consist primarily of current assets including cash, accounts receivable, prepaid expenses and the like. The Company intends to continue the operations of Airgate in substantially the same manner as they were conducted prior to the acquisition.

The acquisition was structured as a stock purchase transaction. Pacific CMA International, LLC, a Colorado limited liability company which is wholly-owned by the Company, acquired 81% of the issued and outstanding common stock of Airgate from the two principal shareholders of Airgate, Scott Turner and Thomas Zambuto.   Mr. Turner has been a director and officer of the Company since December, 2000.

The purchase price for acquisition of the 81% controlling interest in Airgate, included payment of $1,500,000, of which $300,000 was paid in cash and $1,200,000 was financed, and the issuance of 1,700,000 shares of the Company's common stock.   The purchase price was determined solely through negotiations among the parties.

The shares which were issued as part of the purchase price were issued in reliance upon exemptions from registration under state and federal law. Such shares constitute "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933.

The Company paid the $300,000 cash portion of the purchase price out of its internal resources. The financed portion of the purchase price consists of two promissory notes, each of which is in the original principal amount of $600,000. The notes bear interest at a variable rate equal to the prime rate from time to time plus 1.5%, and are payable in four equal installments on September 30, 2002, February 28, 2003, July 31, 2003 and December 31, 2003. The notes may be prepaid in whole or part at any time without penalty.

In conjunction with the acquisition of a controlling interest in Airgate, Scott Turner and Thomas Zambuto each executed a new 3-year employment agreement with Airgate. Under the terms of these employment agreements, Mr. Turner will continue to serve as President and Mr. Zambuto will continue to serve as Executive Vice President of Airgate. Mr. Turner will also continue to serve as an officer and director of the Company.

Item 7. Financial Statements and Exhibits

(a) The financial statements of Airgate International Corporation and the pro forma consolidated financial statements of the Company and Airgate which are required to filed with this report are not currently available. The required financial statements will be filed by amendment within 60 days of the due date of this initial report on Form 8-K.

(c) Exhibits.

The following exhibits are filed as part of this Current Report on Form 8K:

10.1   Stock Purchase Agreement dated April 30, 2002, by and among Pacific CMA International, LLC, Pacific CMA, Inc., Airgate International Corp, Thomas Zambuto and Scott Turner.

10.2   Promissory Note dated April 30, 2002, in favor of Scott Turner.

10.3   Promissory Note dated April 30, 2002, in favor of Thomas Zambuto.

10.4   Pledge Agreement dated April 30, 2002, between Scott Turner as Pledgee, Pacific CMA International, LLC, as Pledgor, and Robinson Brog Leinwand Greene Genovese & Gluck, P.C. as Pledge Holder.

10.5 Pledge Agreement dated April 30, 2002, between Thomas Zambuto as Pledgee, Pacific CMA International, LLC, as Pledgor, and Robinson Brog Leinwand Greene Genovese & Gluck, P.C. as Pledge Holder.

10.6 Guaranty by Pacific CMA, Inc., in favor of Scott Turner, dated April 30, 2002

10.7 Guaranty by Pacific CMA, Inc., in favor of Thomas Zambuto, dated April 30, 2002.

10.8 Escrow Agreement dated April 30, 2002, between Thomas Zambuto and Scott Turner as Seller, Pacific CMA International, LLC, as Purchaser, and Robinson Brog Leinwand Greene Genovese & Gluck, P.C. as Escrow Agent.

10.9 Employment Agreement of Scott Turner, dated April 30, 2002

10.10 Employment Agreement of Thomas Zambuto, dated April 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFIC CMA, INC.

By:/S/ ALFRED LAM
      Alfred Lam, Chairman, Treasurer and Director

By:/S/ SCOTT TURNER
      Scott Turner, President and Director

By:/S/ LOUISA CHAN
      Louisa Chan, Director

Date: May 14, 2002

Exhibit 10.1

STOCK PURCHASE AGREEMENT

by and among

PACIFIC CMA INTERNATIONAL, LLC

PACIFIC CMA, INC.

AIRGATE INTERNATIONAL CORP.

THOMAS ZAMBUTO

and

SCOTT TURNER

Dated as of April 30, 2002

TABLE OF CONTENTS

EXHIBITS

Exhibit 2.3(a)(vii)   Form of Employment Agreement
Exhibit 2.3(a)(viii)   Escrow Agreement
Exhibit 2.3(b)(ii)   Form of Note
Exhibit 2.3(b)(iv)   Form of Pledge Agreement
Exhibit 2.3(b)(v)   Form of Guaranty

SCHEDULES

Schedule 2.3(a)(iii)   Consents
Schedule 3.4   Conflicts
Schedule 3.5   Capitalization
Schedule 3.7(a)   Liens
Schedule 3.7(b)   Vehicles
Schedule 3.7(c)   Equipment
Schedule 3.7(e)   Leased Real Property
Schedule 3.9   Financial Statements
Schedule 3.10 Bank Accounts
Schedule 3.11   Taxes
Schedule 3.12   Contracts
Schedule 3.13   Litigation
Schedule 3.15   Permits
Schedule 3.17   Intellectual Property
Schedule 3.18   Insurance

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of April 30, 2002, by and among Pacific CMA International, LLC, a Colorado limited liability company ("Purchaser"), Pacific CMA, Inc., a Colorado corporation ("Guarantor"), Airgate International Corp., a New York corporation (the "Company"), Thomas Zambuto, an individual, and Scott Turner, an individual (collectively, Thomas Zambuto and Scott Turner are referred to as the "Seller").

WHEREAS, Seller owns eighty-one (81%) percent of the outstanding capital stock of the Company; and

WHEREAS, Purchaser desires to purchase, and Seller desires to sell, such shares, upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in reliance upon the covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS

The following terms shall have the following respective meanings for all purposes of this Agreement:

"Affiliate" or "affiliate" means, with respect to any Person, any other Person that, directly or indirectly, controls or is controlled by or is under common control with such Person. As used in this definition of "Affiliate," the term "control" and any derivatives thereof mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract, or otherwise.

"Affiliated Group" means any affiliated group within the meaning of Section 1504 of the Code or any similar group defined under a similar provision of state, local or foreign law, including, but not limited to, any combined, consolidated or unitary group.

"Agreement" means this Stock Purchase Agreement, as it may be from time to time amended, including the Schedules and Exhibits hereto.

"Audited Statements" means the balance sheet and statement of operations, statement of stockholders' deficiency and statement of cash flows, including notes thereto,

of the Company and its subsidiaries as of February 29, 2000 and February 28, 2001 as audited by Holtz Rubinstein & Co., LLP

"Business" means the air freight forwarding business conducted by the Company.

"Closing" means the completion of the purchase and sale of the Shares pursuant to this Agreement.

"Closing Date" means the date on which the Closing takes place.

"Closing Payment" means $170,000.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" means the common stock, without par value, of the Company.

"Company" means Airgate International Corp., a New York corporation.

"Consents" means all authorizations, consents, waivers, approvals, orders, registrations, qualifications, designations, declarations, filings or other action required with or from any federal, state or local governmental or other regulatory authority or third party (including without limitation all parties to each of the Contracts) in connection with the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and the conduct of the Business by Purchaser after the Closing Date, as set forth on Schedule 2.3(a)(iii).

"Confidential Information" means any information concerning the Company or the Business which is not generally available to the public (other than information which becomes generally available to the public through a breach of this Agreement) including without limitation, customer lists, supplier lists, pricing information, marketing arrangements, strategies, business plans, internal performance statistics, and training manuals.

"Contracts" has the meaning set forth in Section 3.12.

"Downpayment" means the $130,000 paid by Purchaser prior to the execution of this Agreement as a fully-refundable partial payment of the Purchase Price.

"Employee Plan" has the meaning set forth in Section 3.19(a).

"Employment Agreements" means the agreements by which the Company employs each of the Persons comprising Seller subsequent to the Closing in the form of Exhibit 2.3(a)(vii) hereto.

"Environmental Laws" means all laws, rules, regulations, statutes, ordinances, decrees or orders of any federal, state, local or foreign governmental entity or any agency or division thereof relating to (a) the control of any potential pollutant or protection of the air, water or land, (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, or (c) exposure to hazardous, toxic or other substances alleged to be harmful, and includes without limitation final and binding requirements related to the foregoing imposed by (i) the terms and conditions of any license, permit, approval or other authorization by any governmental entity, and (ii) applicable judicial, administrative or other regulatory decrees, judgments and orders of any such governmental entity. The term "Environmental Laws" shall include, but not be limited to, the following statutes and the regulations promulgated thereunder, as currently in effect or as subsequently amended: the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Clean Water Act, 33 U.S.C. § 1251 et seq.; the Resource Conservation Recovery Act, 42 U.S.C. § 6901 et seq.; the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 11011 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Water Pollution Control Act, 33 U.S.C. § 1251, et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; and any similar state, federal, foreign or local statute or ordinance.

"Environmental Remediation Costs" means all costs and expenses of actions or activities to (a) clean up or remove Hazardous Materials from the environment, (b) prevent or minimize the movement, leaching or migration of Hazardous Materials into the environment, (c) prevent, minimize or mitigate the Release or threatened Release of Hazardous Materials into the environment, or injury or damage from such Release, or (d) comply with the requirements of any Environmental Laws. Environmental Remediation Costs include, without limitation, costs and expenses payable in connection with the foregoing for reasonable legal, engineering or other consultant services, for investigation, testing, sampling and monitoring, for boring, excavation and construction, for removal, modification or replacement of equipment or facilities, for labor and material, and for proper storage, treatment and disposal of Hazardous Materials.

"ERISA" means the Employee Retirement Income Security Act of 1974, as it now exists and may hereafter be amended.

"Escrow Agent" means Robinson Brog Leinwand Greene Genovese & Gluck, P.C.

"Escrow Agreement" means the agreement in the form of Exhibit 2.3(a)(viii) covering the resolution of disputes regarding the exercise of Purchaser's right to set off as set forth in Section 6.8.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Financial Statements" means, collectively, the Audited Statements, the Interim Statements and the Management Statements.

"Guarantor Stock" has the meaning set forth in Section 5.3.

"Guaranty" means the agreement pursuant to which Guarantor guarantees the payment of the Note by Purchaser in the form of Exhibit 2.3(b)(v) hereof.

"Hazardous Materials" means any (a) toxic or hazardous materials or substances; (b) solid wastes, including asbestos, buried contaminants, chemicals, flammable or explosive materials; (c) radioactive materials; (d) petroleum wastes and spills or Releases of petroleum products; and (e) any other chemical, pollutant, contaminant, substance or waste that is regulated by any governmental entity under any Environmental Law.

"Indemnified Party" has the meaning set forth in Section 6.5.

"Indemnifying Party" has the meaning set forth in Section 6.5.

"Indemnity Claim" has the meaning set forth in Section 6.6

"Intellectual Property" means all intellectual property rights, including without limitation (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes, technologies and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans, strategies and proposals), (f) all computer software (including data and related documentation and all source codes and object codes), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

"Interim Statements" means the balance sheet as at October 31, 2001 and statement of income and the statement of changes in stockholders' equity of the Company as of the eight months ended October 31, 2001, as compiled by Manzi, Pino & Company, P.C.

"Leased Real Property" has the meaning set forth in Section 3.7(e).

"Management Statements" means the balance sheet as at February 28, 2002 and the statement of income and schedule of selling and administrative expenses of the Company as of the twelve months ended February 28, 2002, as prepared by the management of the Company, with no review or outside verification.

"Material Adverse Change" means an occurrence or event which has had a material adverse effect on the business, operations, assets, liabilities, properties or condition (financial or otherwise) of the Company, except as to matters affecting the economy generally. In determining whether an occurrence or event has had a material adverse effect, such occurrence or event shall be considered individually and in the aggregate with all similar or related occurrences or events.

"New Shares" means an aggregate of 1,700,000 shares of the Guarantor Stock, to be issued on the Closing Date as partial consideration for the Shares.

"Note" means the promissory note of Purchaser payable to each Person comprising Seller evidencing such Person's pro rata cash portion of the Purchase Price not included in the Closing Payment and the Downpayment in the form of Exhibit 2.3(b)(ii) hereto.

"Permits" has the meaning set forth in Section 3.15.

"Person" means an individual, partnership, corporation, joint venture, unincorporated organization, limited liability company, cooperative or other business organization or a governmental entity or agency thereof.

"Pledge Agreement" means the agreement pursuant to which Purchaser pledges the Shares to Seller as security for payment of the Note in the form of Exhibit 2.3(b)(iv) hereof.

"Purchase Price" means the aggregate price to be paid for the Shares, which shall consist of $1,500,000 (including the Closing Payment and the Downpayment) plus the New Shares. Both the cash portion of the Purchase Price and the New Shares are payable in equal amounts to the two persons comprising Seller.

"Purchaser Indemnified Parties" has the meaning set forth in Section 6.2.

"Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

"SEC Reports" has the meaning set forth in Section 4.7.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Seller" means, collectively, Thomas Zambuto and Scott Turner.

"Shares" means the 81 shares of Common Stock issued and outstanding and collectively owned of record and beneficially by Seller.

"Tax" or "Taxes" shall mean any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), including, without limitation, taxes imposed on, or measured by, income, franchise, profits, or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and custom duties.

"Tax Return" shall mean any return, report, information statement, and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax.

"Unassumed Liabilities" means: (a) any obligation of the Company or Seller for Taxes (including without limitation FICA and other employee withholding Taxes relating to employees or independent contractors) with respect to all taxable periods ending on or prior to the Closing Date and with respect to the portion of any taxable period beginning prior to but ending after the Closing Date to the extent such Taxes are allocated to Seller pursuant to Section 7.2; (b) all recordation, stamp, transfer, filing, documentary or similar fees or Taxes relating to the transactions contemplated by this Agreement; and (c) any and all costs, fees and expenses incurred by Seller or the Company in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby.

2.   **PURCHASE AND SALE**

Section 2.1   **Purchase and Sale of Shares.**   At the Closing and upon the terms and subject to the conditions of this Agreement, Seller shall sell, transfer and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, all of Seller's right, title and interest in and to the Shares, free and clear of all liens, charges, security interests, rights or claims of others, restrictions on transfer or other encumbrances. In consideration for the Shares, Purchaser will, on the Closing Date, pay the Closing Payment by the wire transfer of immediately available funds in the amount of the Closing Payment to the account(s) specified by Seller at least two (2) business days prior to the Closing Date and delivered the New Shares to Seller.

Section 2.2   **Closing.**   The Closing will take place concurrently with the execution of this Agreement, to be effective as of April 30, 2002, at the offices of Robinson Brog Leinwand Greene Genovese & Gluck, P.C., 1345 Avenue of the Americas, New York, New York 10105 at 10:00 a.m.

Section 2.3   **Deliveries.**   On the Closing Date:

(a)   Seller will deliver to the Purchaser the following:

(i)   The certificates representing all the Shares, duly executed in blank for transfer by Seller or having affixed thereto stock powers duly executed in blank by Seller, together with payments of any applicable stock transfer taxes, and Seller will cause transfers of the Shares to be duly and regularly recorded in the name of Purchaser, and will cause action of the Board of Directors of the Company to be held, at which the directors and officers of the Company will resign in favor of nominees of Purchaser.

(ii)   Duly executed resignations of the directors and officers of the Company.

(iii)   The Consents.

(iv)   Certificates issued by the Secretary of State of the State of New York and in each other state in which the nature of its business requires the Company to be qualified, to the effect that the Company is a corporation in good standing or validly existing within each such state.

(v)   A copy of the Certificate of Incorporation of the Company and all amendments thereto, certified by the Secretary of the Company.

(vi) A copy of the By-Laws of the Company, certified by the Secretary of the Company.

(vii) The Employment Agreement for each Person comprising Seller, duly executed by such Person.

(viii) The Escrow Agreement, duly executed by Seller.

(ix) The minute book, stock ledger book, corporate seal and all corporate records of the Company.

(x) A duly executed general release from Seller in favor of the Company, excluding, however, obligations arising under this Agreement.

(xi) Such other instruments of transfer, agreements, certificates and other documents as Purchaser shall reasonably request.

(b) Purchaser will deliver to Seller the following:

(i) The Purchase Price, in the manner set forth in Section 2.1.

(ii) The Employment Agreement for each Person comprising Seller, duly executed by the Company.

(iii) The Note, duly executed by Purchaser.

(iv) The Pledge Agreement, duly executed by Purchaser.

(v) The Guaranty, duly executed by Guarantor.

(vi) The Escrow Agreement, duly executed by Purchaser.

(vii) A copy of the resolutions of the Managers of Purchaser approving this Agreement and the transactions contemplated hereby, certified by the Secretary of Purchaser.

(viii) A copy of the resolutions of the Board of Directors of Guarantor approving this Agreement and the transactions contemplated hereby, certified by the Secretary of Guarantor.

(ix) Such other agreements, certificates and other documents as Seller shall reasonably request.

Section 2.4 **Proceedings.** All proceedings taken and all documents executed and delivered by the parties on the Closing Date shall be deemed to have been taken and executed simultaneously, and no proceeding shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

3. **REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY**

Seller and the Company, jointly and severally as between each Person comprising Seller and as between the Seller and the Company, hereby represent and warrant to Purchaser that:

Section 3.1 **Organization and Qualification.** The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, with the requisite corporate power and authority to carry on its business as presently conducted and to own, lease and operate the properties and assets used in connection therewith. The Company is not licensed or qualified to transact business in any other jurisdiction.

Section 3.2 **No Subsidiaries.** Except for Airgate International Corporation (Chicago), an Illinois corporation, and Airgate International Corp., an inactive Ohio corporation, the Company has no direct or indirect subsidiaries, whether or not consolidated, and neither the Company nor Seller has any direct or indirect interests or investments in any other Person involved in the Business.

Section 3.3 **Due Authorization.** Each of the Company and Seller has all requisite power and authority to execute and deliver this Agreement and the other documents required to be executed and delivered by such person hereunder, to perform fully such person's obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (including without limitation the sale of the Shares). The execution and delivery by the Company of this Agreement and the other documents required to be executed and delivered by the Company hereunder, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by each of the Company and Seller. This Agreement is, and each other agreement contemplated hereby to which Seller or the Company will be a party will be, upon execution and delivery thereof by Seller and/or the Company, as applicable, a legal, valid and binding obligation of Seller or the Company, as applicable, enforceable against such person in accordance with its terms (except as enforceability may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law).

Section 3.4   **No Conflict.** Except as set forth on Schedule 3.4, neither the execution and delivery of this Agreement or any of the other documents contemplated hereby nor the consummation of the transactions contemplated hereby or thereby by Seller or the Company will, subject to the receipt of the Consents, (a) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under (i) the articles of incorporation or by-laws of the Company, (ii) any law, statute, regulation, order, judgment or decree or (iii) any instrument, contract or other agreement to which Seller or the Company is a party or by which Seller or the Company (or any of their respective properties or assets) is subject or bound; (b) result in the creation of, or give any party the right to create, any lien, charge, option, security interest or other encumbrance upon the Shares or the assets or properties of the Company; (c) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any instrument, contract or other agreement to which the Company is a party or by which the Company (or any of its properties or assets) is subject or bound; (d) require the Company to obtain any authorization, consent, approval or waiver from, to give any notification to, or to make any filing with, any governmental body or authority or to obtain the approval or consent of any other Person; or (e) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit, license, qualification, authorization or approval applicable to the Company.

Section 3.5   **Capitalization.** The authorized capital stock of the Company consists of 200 shares of Common Stock, without par value, of which the Shares constitute 81 of the 100 issued and outstanding shares. The outstanding shares of the Common Stock are owned by the shareholders and in the numbers specified on Schedule 3.5 hereto. The outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. The outstanding shares of Common Stock have not been registered under the Securities Act of 1933, as amended; however, the outstanding shares of Common Stock were issued in compliance with all applicable federal and state securities laws or an exception thereto. The outstanding shares of Common Stock were not issued in violation of any pre-emptive rights, rights of first refusal or similar rights. There are no outstanding options, warrants, convertible securities, calls, rights, commitments, preemptive rights, agreements, instruments or understandings of any character to which the Company or Seller is a party or by which the Company or Seller is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, contingently or otherwise, additional shares of the Company's capital stock or any securities or obligations convertible into or exchangeable for such shares or to grant, extend or enter into any such option, warrant, convertible security, call, right, commitment, preemptive right or agreement. There are no outstanding obligations, contingent or otherwise, to which the Company or Seller is a party or by which the Company or Seller is bound, obligating the Company to purchase, redeem or otherwise acquire any of its capital stock. Neither the Company nor Seller is a party to any voting trust agreement or other contract, agreement, arrangement, commitment, plan or understanding restricting transfer or otherwise relating to voting, dividend or other rights with respect to the capital stock of the Company.

Section 3.6 **Ownership of Shares.** Seller is the legal and beneficial owner of the Shares. Seller owns the Shares free and clear of all claims, charges, equities, liens (including Tax liens), security interests, pledges, mortgages or encumbrances whatsoever.

Section 3.7 **Title to and Condition of Assets.**

(a) The Company has good and indefeasible title to, or valid and subsisting leasehold interests in or valid licenses to use, all of its assets, free and clear of any liens, charges, options, security interests, mortgages, or other encumbrances of any nature, options to purchase or lease, easements, restrictions, covenants, conditions, or imperfections of title, whether existing or proposed, except the lien of current Taxes not yet due and payable and except as set forth on Schedule 3.7(a). With respect to any leased assets, all such leases are valid and enforceable in accordance with their respective terms, are in full force and effect, and there is not under any such lease any default by the Company or, to the knowledge of Seller and the Company, by any other party to any such lease, or any condition, event or act which, with the giving of notice or lapse of time, or both, would constitute such a default.

(b) Schedule 3.7(b) contains a true, correct and complete list of all automobiles and vehicles owned, leased or used by the Company, indicating whether each such automobile or vehicle is owned or leased.

(c) Schedule 3.7(c) contains a true, correct and complete list of all machinery, equipment, computers and computer hardware, tools, supplies, leasehold improvements, construction in progress, furniture, fixtures, and other tangible personal property (other than vehicles and automobiles) owned, leased or used by the Company and, based on original asset cost less accumulated depreciation and amortization associated with each asset, having a value of greater than $1,000, indicating with respect to all such listed property whether such property is leased.

(d) The Company owns no real property.

(e) Schedule 3.7(e) contains a true, correct and complete list of all leases of real property under which the Company is a lessee (collectively, the "Leased Real Property"). The Company enjoys peaceful and undisturbed possession under all such leases and all such leases are valid and enforceable in accordance with their respective terms, are in full force and effect, and there is not under any such lease any default by the Company or, to the knowledge of Seller and the Company, by any other party to any such lease, or any condition, event or act which, with the giving of notice or lapse of time, or both, would constitute such a default.

Section 3.8   **Environmental Matters.**

(a)   No licenses, permits, consents or other approvals required to be obtained by the Company under Environmental Laws are necessary to the operation of the Business.

(b)   The Company has at all times operated the Business in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements and obligations of Environmental Laws.

(c)   There are no existing, pending or, to the best knowledge of Seller and the Company, threatened actions, suits, claims, investigations, inquiries or proceedings by or before any court or any other governmental entity directed against the Company which pertain or relate to (i) any remedial obligations under any applicable Environmental Law, (ii) violations of any Environmental Law, (iii) personal injury or property damage claims relating to a Release of chemicals or Hazardous Materials, or (iv) response, removal, or remedial costs under any Environmental Law.

(d)   To the best knowledge of Seller, no asbestos-containing materials or polychlorinated biphenyls are present on or under the Leased Real Property.

(e)   To the best knowledge of Seller, there are no underground storage tanks for Hazardous Materials, active or abandoned, at the Leased Real Property or any real property previously owned or leased by the Company.

(f)   All Hazardous Materials generated, used, stored or transported by the Company have been generated, used, stored, transported and treated in accordance with all applicable Environmental Laws and disposed of in accordance with all applicable Environmental Laws.

(g)   To the best knowledge of Seller, neither the Company nor Seller has any current liability, nor is there any liability which may be reasonably anticipated, for Environmental Remediation Costs.

Section 3.9   **Financial Statements.** The Company has delivered to Purchaser the Financial Statements. The Audited Statements and the Interim Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated and with each other, except that the Interim Statements omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures and statement of cash flows were included in the Interim Statements, they might influence the user's conclusions about the Company's financial position, results of operations and cash flows. Except as set forth on

Schedule 3.9, the Audited Statements and the Interim Statements fairly present the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject in the case of the Interim Statements to normal period-end audit adjustments. The Management Statements have been prepared internally, based upon the books and records of the Company, and to the best of Seller's knowledge are true and correct in all material respects. Except as set forth in the Financial Statements, the Company has no material liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to February 28, 2002 and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in the Financial Statements, which, in both cases, individually or in the aggregate, are not material to the financial condition or operating results of the Company. Except as disclosed in the Financial Statements, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with generally accepted accounting principles.

Section 3.10 **Bank Accounts.** Schedule 3.10 lists the name and address of every bank and other financial institution in which the Company maintains an account (whether checking, savings or otherwise), lock box or safe deposit box, and the account numbers and names of persons having signing authority or other access thereto.

Section 3.11 **Taxes.** Except as set forth on Schedule 3.11:

(a) All Tax Returns required to be filed by or on behalf of the Company and any Affiliated Group of which the Company was a member have been properly prepared and duly and timely filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were true, complete and correct in all material respects.

(b) All Taxes payable by or on behalf of the Company and any Affiliated Group of which the Company was a member, or in respect of their income, assets or operations (including interest and penalties) have been fully and timely paid.

(c) The Company has not executed or filed with any taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force.

(d) The Company has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

(e)   No claim has been made by a taxing authority in a jurisdiction where the Company does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(f)   All deficiencies asserted or assessments made as a result of examinations by any taxing authority of the Tax Returns of or covering or including the Company have been fully paid, and there are no other audits or investigations by any taxing authority or proceedings in progress, nor has Seller or the Company received any notice from any taxing authority, indicating that it intends to conduct such an audit or investigation. No issue has been raised by a U.S. federal, state, local or foreign taxing authority in any current or prior examination which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period.

(g)   The Company is not a party to any tax sharing or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.

(h)   The Company is not subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other taxing authorities.

(i)   Seller is not a foreign person within the meaning of Section 1445 of the Code.

Section 3.12 **Contracts, Obligations and Commitments.** Except as set forth on Schedule 3.12, the Company does not have any existing contract, obligation or commitment (written or oral) of any nature (other than obligations involving annual payments of less than $2,500 individually or $5,000 in the aggregate), including without limitation:

(a)   Employment, bonus, severance, independent contractor or consulting agreements, retirement, stock bonus, stock option, or similar plans;

(b)   Loan or other agreements, notes, indentures or instruments relating to or evidencing indebtedness for borrowed money or mortgaging, pledging, granting or creating a lien or security interest or other encumbrance on any of its assets or any agreement or instrument evidencing any guaranty of payment or performance by any other Person;

(c)   Agreements with any labor union or collective bargaining organization or other labor agreements;

(d)   Any contract or series of contracts with the same Person for the furnishing or purchase of equipment, goods or services;

(e)   Any joint venture contract or arrangement or other agreement involving a sharing of profits or expenses;

(f)   Agreements which would, after the Closing Date, limit the freedom of the Company or Purchaser to compete in any line of business or in any geographic area or with any Person;

(g)   Agreements providing for the disposition of any material amount of its properties or assets or any shares of its capital stock;

(h)   Any distribution, dealer, representative or sales agency agreement, contract or commitment;

(i)   Any commitment or agreement for capital expenditures or leasehold improvements;

(j)   Any license, franchise, distributorship or other agreement which relates in whole or in part to any Intellectual Property, with the exception of any non-material confidentiality agreement designed to protect the Confidential Information;

(k)   Any contract, commitment or arrangement not made in the ordinary course of business; or

(l)   Agreements with the federal government or any state or local government or any agency thereof.

Each contract, agreement, arrangement, plan, lease, license or similar instrument to which the Company is a party, whether or not set forth on the Schedules hereto (collectively, the "Contracts"), is a valid and binding obligation of the Company, and, to the best of Seller's and the Company's best knowledge, the other parties thereto, enforceable in accordance with its terms (except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law), and is in full force and effect, and neither the Company nor, to the best of Seller's knowledge, any other party thereto has breached any material provision of, nor is in default in any material respect under the terms of (and, to the best of Seller's knowledge, no condition exists which, with the passage of time, the giving of notice, or both, would result in a default under the terms of), any of the Contracts. Each Contract (other than those which expire in accordance with the terms thereof) will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby.

Section 3.13 **Litigation.** Except as set forth on Schedule 3.13, neither the Company nor any Affiliate of the Company, nor any of their respective directors, officers, employees or agents (in their capacity as such) is a party to any pending or threatened action, suit, proceeding or investigation, at law or in equity or otherwise in, before or by any court or governmental board, commission, agency, department or office, or private arbitration tribunal, (a) arising in connection with the conduct of business by the Company, (b) to restrain, prohibit or invalidate, or to obtain damages or other relief from the Company or any of its Affiliates, or any of their respective directors or officers, or equitable or other relief in respect of this Agreement or the transactions contemplated hereby, (c) which arises out of any contract, agreement, letter of intent or arrangement alleged to have been entered into or agreed to by Seller or the Company and which conflicts with this Agreement or the transactions contemplated hereby, or gives rise to a claim or right of any kind of any Person as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, (d) which, if successful, could adversely affect the right of Purchaser after the Closing Date to own the Company or to conduct the Business, or (e) to suspend, revoke, annul, limit, terminate, amend or modify any Permit. Neither the Company nor Seller is a party or is subject to any order, ruling, judgment, decree or stipulation which affects the Business or which would prevent the transactions contemplated by this Agreement.

Section 3.14 **Compliance with Law.** To the best of Seller's knowledge and except where the failure to so comply would not result in a Material Adverse Change, the Company has been and is in compliance with all applicable laws, rules, regulations and court or administrative orders and processes. The Company has not received any written notice from any governmental authority alleging that the Company has violated, or not complied with, any of the above.

Section 3.15 **Licenses; Registrations; Permits; Etc.** The Company and each of its officers, directors, employees and independent contractors possess all governmental registrations, licenses, permits, authorizations and approvals (collectively referred to herein as "Permits") necessary to operate the Business as currently conducted, which necessary Permits are set forth on Schedule 3.15. All such Permits are in full force and effect and, to the best of Seller's knowledge, no such party is in default under any of such Permits and no event has occurred and no condition exists which, with the giving of notice, the passage of time, or both, would constitute a default thereunder.

Section 3.16 **Brokers.** Neither Seller, the Company nor any of the Company's Affiliates has paid or become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement.

Section 3.17 **Intellectual Property.** Schedule 3.17 contains a true and complete list of all patents, trademarks and service marks (either registered, common law or registration applied for), trade names, copyrights and third party licenses which are owned, used, registered in the name of or licensed by the Company, or in which the Company otherwise has an interest, together with a brief statement as to any filing, registration or issuance thereof, as to any licenses, sublicenses, covenants or agreements entered into or granted by or to the Company with respect thereto and as to any pending or threatened disputes or adverse claims with respect thereto. The Company owns or is licensed or otherwise has the right to use all the Intellectual Property necessary to carry on the Business as currently conducted. All licenses, if any, of the Company to use Intellectual Property necessary to carry on the Business as currently conducted are in full force and effect and neither the Company nor, to the best of Seller's knowledge, any of the other parties to such licenses is in material breach of any provision of, or in material default under any of the terms of, such licenses. The Company has not granted any Person any exclusive license or other right to use any of the Intellectual Property necessary to carry on the Business as currently conducted, whether requiring the payment of royalties or not. The Company does not infringe upon or unlawfully or wrongfully use any Intellectual Property owned or claimed by another, and to the best of Seller's knowledge, no Person is infringing upon, or is in violation of, any Intellectual Property or rights thereto of the Company. Subsequent to the Closing, no current or former director, officer, stockholder or employee of the Company shall own, have an interest in or have the right to use any Intellectual Property which is being utilized in the Business. There is no pending or written threat of claim or litigation against the Company contesting its right to use Intellectual Property, asserting the misappropriation or misuse of any Intellectual Property or asserting that the Company has violated or infringed the Intellectual Property of another party. This Agreement and the consummation of the transactions contemplated hereby will not in any manner affect the Company's rights after the Closing with respect to, or their ability to use, the Intellectual Property necessary to carry on the Business as currently conducted immediately subsequent to the Closing.

Section 3.18 **Insurance.** Schedule 3.18 sets forth all insurance agreements and policies maintained by the Company or under which the Company is listed as a beneficiary or additional insured (including any self-insurance arrangements) and the type and amounts of coverage thereunder, which coverage reflects all insurance which is required by law to be maintained by the Company. During the past three years, the Company has not been refused insurance, nor has its coverage been limited, nor has any claim in excess of $10,000 individually or $20,000 in the aggregate been made in respect of any such insurance. All of such policies, agreements and arrangements are in full force and effect, the Company is not delinquent with respect to any premium payments thereon, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.   The Company maintains the type and amount of insurance that is adequate to protect it and its financial condition against the risks involved in the conduct of the Business. The Company has no performance bonds or letters of credit which are required by law or any agreement, contract or commitment, including the Contracts, to be maintained or entered into by the Company.

Section 3.19 **Plans and Agreements Relating to Employees.**

(a)   Schedule 3.19(a) lists each of the following plans, contracts, policies and arrangements which is or, within six years prior to the Closing Date, was sponsored, maintained or contributed to by, or otherwise binding upon, the Company for the benefit of any current or former employee, director or other personnel: (i) any "employee benefit plan," as such term is defined in Section 3(3) of ERISA, whether or not subject to the provisions of ERISA, (ii) any written personnel policy, and (iii) any other employment, consulting, collective bargaining, stock option, stock bonus, stock purchase, phantom stock, incentive, bonus, deferred compensation, retirement, severance, vacation, dependent care, employee assistance, fringe benefit, medical, dental, sick leave, death benefit, golden parachute or other compensatory plan, contract, policy or arrangement which is not an employee benefit plan as defined in Section 3(3) of ERISA (each such plan, contract, policy and arrangement described in (i), (ii) or (iii) above being herein referred to as an "Employee Plan").

(b)   Each Employee Plan has been maintained and administered in accordance with its terms and in compliance with the provisions of applicable law. All contributions, insurance premiums, benefits and other payments required to be made to or under each Employee Plan have been made timely and in accordance with the governing documents and applicable law.

(c)   The Company has complied in all material respects with the provisions of Section 4980B of the Code with respect to any Employee Plan which is a group health plan within the meaning of Section 5001(b)(1) of the Code. The Company does not maintain, contribute to, and is not obligated under any plan, contract, policy or arrangement providing health or death benefits (whether or not insured) to current or former employees or other personnel beyond the termination of their employment or other services. Except as set forth on Schedule 3.19(a), each Employee Plan may be unilaterally terminated and/or amended by the Company at any time.

(d)   The consummation of the transactions contemplated by this Agreement will not (either alone or in conjunction with another event, such as a termination of employment or other services) entitle any employee or other person to receive severance or other compensation which would not otherwise be payable absent the consummation of the transactions contemplated by this Agreement or cause the acceleration of the time of payment or vesting of any award or entitlement under any Employee Plan.

          (e)   Schedule 3.19(e) sets forth a complete and accurate list showing the names, the rate of compensation (and the portions thereof attributable to salary and bonuses, respectively) and location of all current officers, employees and independent contractors of and consultants to the Company that received total compensation in excess of $50,000 for the year ended December 31, 2001, or are expected to receive a salary in excess of $50,000 for the year ending December 31, 2002. There are no covenants, agreements or restrictions to which the Company is a party or bound, including but not limited to employee non-competition agreements, prohibiting, limiting or in any way restricting any officer or employee listed on Schedule 3.19(e) from engaging in any type of business activity in any location. The Company has not instituted any "freeze" of, or delayed or deferred the grant of, any cost-of-living or other salary adjustments for any of its employees, independent contractors or consultants.

          (f)   Schedule 3.19(f) sets forth by number and employment classification the approximate numbers of employees, independent contractors and consultants of the Company as of the date of this Agreement, and, except as set forth therein, none of said individuals are subject to union or collective bargaining agreements. There have been no audits of the equal employment opportunity practices of the Company and, to the best knowledge of Seller, no basis for such an audit exists. There is no unfair labor practice charge or complaint against the Company pending before the National Labor Relations Board and none has occurred since January 1, 1996. No representation question exists respecting the employees of the Company, nor is any grievance procedure or arbitration proceeding pending under any collective bargaining agreement and no claim therefor has been asserted. The Company has not received notice from any union or employees setting forth demands for representation, elections or for present or future changes in wages, terms of employment or working conditions.

          Section 3.20 **Related Transactions.** Except as set forth on Schedule 3.20, neither Seller nor any current or former director, officer, employee, independent contractor, consultant or Affiliate of the Company or any relative of Seller is presently, or during the last three fiscal years has been, (a) a party to any material transaction with the Company (including, but not limited to, any contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such director, officer, employee, independent contractor, consultant, Affiliate or relative), or (b) to the best knowledge of Seller, the direct or indirect owner of an interest in any corporation, firm, association or business organization which is a present (or potential) competitor, supplier or customer of the Company, except for less than three (3%) percent holdings for investment purposes in securities of publicly held and traded companies.

Section 3.21 **Powers of Attorney.** There are no outstanding powers of attorney executed on behalf of the Company.

Section 3.22 **Availability of Documents.** Seller has made available to Purchaser copies of all documents, including without limitation all agreements, Contracts, commitments, insurance policies, leases, plans, instruments, undertakings, authorizations, Permits and Intellectual Property listed in the Schedules hereto or referred to herein. Such copies are true and complete and include all amendments, supplements and modifications thereto or waivers currently in effect thereunder.

Section 3.23 **No Changes.** Since February 28, 2002, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the Financial Statements, except changes in the ordinary course of business that have not been, in the aggregate, materially adverse;

(b) any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Company (as such business is presently conducted and as it is proposed to be conducted);

(c) any waiver by the Company of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and that is not material to the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted and as it is proposed to be conducted);

(e) any material change or amendment to a material contract or arrangement by which the Company or any of its assets or properties is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee;

(g) any sale, assignment or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets;

(h)   any resignation or termination of employment of any key officer of the Company; and the Company, to the best of its knowledge, does not know of the impending resignation or termination of employment of any such officer;

(i)   receipt of notice that there has been a loss of, or material order cancellation by, any major customer of the Company;

(j)   any mortgage, pledge, transfer of a security interest in, or lien, created by the Company, with respect to any of its material properties or assets, except liens for taxes not yet due or payable;

(k)   any loans or guarantees made by the Company to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(l)   any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase or other acquisition of any of such stock by the Company;

(m)   to the best of the Company's knowledge, any other event or condition of any character that might materially and adversely affect the assets, properties, financial condition, operating results or business of the Company (as such business is presently conducted and as it is proposed to be conducted); or

(n)   any agreement or commitment by the Company to do any of the things described in this Section 3.23.

Section 3.24 **Securities Act Matters.**   Seller is acquiring the New Shares issued as partial payment of the Purchase Price hereunder for investment purposes only and not with a view to, or for resale in connection with, any distribution of shares nor with any present intention of dividing their participation with others. Seller has received financial information from Purchaser and has had an opportunity to ask questions of and receive answers from Purchaser and its representatives. Seller understands that the New Shares have not been registered under the Securities Act by reason of a specific exemption under the provisions of the Securities Act in reliance on the representations contained herein and that, as such, the New Shares are "restricted." Seller acknowledges and understands that until Purchaser has registered the New Shares in the future (for which Purchaser shall have no obligation to so register the New Shares), any sales made publicly under Rule 144 can only be made in accordance with the procedures of that Rule, and that any other resale of the New Shares may require compliance with some other exemption from registration under the Securities Act, such as, but not limited to, a resale involving, among other things, the execution of a letter of investment intent. Seller agrees that the New Shares cannot be transferred unless and until Purchaser has been informed of the proposed transfer and either a registration statement with respect to the New Shares is effective under the Securities Act or an opinion of counsel in form and content reasonably satisfactory to Purchaser and its counsel has been obtained that such transfer will not violate the Securities Act, or such other documentation in connection with the transfer has been provided to Purchaser, which Purchaser's counsel, in its sole discretion, may require as a condition precedent in order to make a determination that the proposed transfer will not violate the Securities Act or compliance with Rule 144. Seller agrees that appropriate legends may be placed on any certificate(s) representing the New Shares and that stop transfer orders may be placed against their accounts.

Section 3.25 **Disclosure.** No information furnished by or on behalf of Seller or the Company to Purchaser contains any untrue statement of a material fact or omits to state a material fact necessary to make such information, in the light of the circumstances under which it was furnished, not misleading.

4. **REPRESENTATIONS AND WARRANTIES OF PURCHASER**

Purchaser hereby represents and warrants to Seller that:

Section 4.1 **Organization.** Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Colorado, with the requisite company power and authority to carry on its businesses as presently conducted and to own, lease and operate the properties and assets used in connection therewith.

Section 4.2 **Due Authorization.** Purchaser has all requisite company power and authority to execute and deliver this Agreement and the other documents required to be executed and delivered by it hereunder, to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the other documents required to be executed and delivered by it hereunder, the performance by it of its obligations hereunder and thereunder, and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed by Purchaser. This Agreement is, and each other agreement contemplated hereby to which Purchaser will be a party will be, upon execution and delivery by Purchaser, a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms (except as enforceability may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law).

Section 4.3   **No Conflict.**   Neither the execution and delivery by Purchaser of this Agreement or any of the other documents contemplated hereby nor the consummation of the transactions contemplated hereby or thereby by Purchaser will (a) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (i) the articles of organization or by-laws of Purchaser, (ii) any law, statute, regulation, order, judgment or decree or (iii) any instrument, contract or other agreement to which Purchaser is a party or by which it (or any of its properties or assets) is subject or bound; (b) result in the creation of, or give any party the right to create, any lien, charge, option, security interest or other encumbrance upon the assets or properties of Purchaser; (c) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any agreement or commitment to which Purchaser is a party or by which it (or any of its properties or assets) is subject or bound; (d) require Purchaser to obtain any authorization, consent, approval or waiver from, to give any notification to, or to make any filing with, any governmental body or authority or to obtain the approval or consent of any other Person; or (e) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, qualification, authorization or approval applicable to Purchaser.

Section 4.4   **Brokers.**   Neither Purchaser nor any of its Affiliates has paid or become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement.

Section 4.5   **Securities Act Matters.**

(a)   Purchaser acknowledges that its representations and warranties contained in this Section 4.5 are being relied upon by Seller as a basis for the exemption of the transfer of the Shares hereunder from the registration requirements of the Securities Act and any applicable state securities laws.

(b)   Purchaser understands that (i) the Shares have not been registered under the Securities Act or any state securities laws and (ii) the Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act and applicable state securities laws or is exempt from such registration.

(c)   Purchaser is acquiring the Shares for its own account and not with a view to, or for sale in connection with, directly or indirectly, any distribution thereof that would require registration under the Securities Act or applicable state securities laws or would otherwise violate the Securities Act or such state securities laws.

(d)   Purchaser and its attorneys, accountants, investment and financial advisors, if any, have had the opportunity to review the books and records of the

Company and have been provided with access to such information as it or its advisors, if any, have requested.

(e)   Purchaser is either an "accredited investor" pursuant to Rule 501 under the Securities Act or has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and the risks of an investment in the Shares.

Section 4.6   **Disclosure.**   No information furnished by or on behalf of Purchaser to Seller contains any untrue statement of a material fact or omits to state a material fact necessary to make such information, in the light of the circumstances under which it was furnished, not misleading.

5.   **REPRESENTATIONS AND WARRANTIES OF GUARANTOR**

Guarantor hereby represents and warrants to Seller that:

Section 5.1   **Organization.**   Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, with the requisite corporate power and authority to carry on its businesses as presently conducted and to own, lease and operate the properties and assets used in connection therewith.

Section 5.2   **Due Authorization.**   Guarantor has all requisite corporate power and authority to execute and deliver this Agreement and the other documents required to be executed and delivered by it hereunder, to perform fully its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.   The execution and delivery by Guarantor of this Agreement and the other documents required to be executed and delivered by it hereunder, the performance by it of its obligations hereunder and thereunder, and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Guarantor. This Agreement has been duly executed by Guarantor. This Agreement is, and each other agreement contemplated hereby to which Guarantor will be a party will be, upon execution and delivery by Guarantor, a legal, valid and binding obligation of Guarantor, enforceable against it in accordance with its terms (except as enforceability may be limited by any applicable bankruptcy, insolvency or other laws affecting creditors' rights generally or by general principles of equity, regardless of whether such enforceability is considered in equity or at law).

Section 5.3   **Capital Structure.**   The authorized capital of Guarantor consists of 100,000,000 shares of common stock without par value ("Guarantor Stock"), of which 21,413,050 shares are issued and outstanding. The outstanding shares of Guarantor Stock are all duly and validly authorized and issued, fully paid and nonassessable, and were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities laws, or pursuant to valid exemptions therefrom. Except as set forth on Schedule 5.3 and except for currently outstanding options to purchase 200,000 shares of Guarantor Stock granted to employees and other service providers, there are not any outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the purchase or acquisition from Guarantor of any shares of its capital stock.

Section 5.4 **No Conflict.** Neither the execution and delivery by Guarantor of this Agreement or any of the other documents contemplated hereby nor the consummation of the transactions contemplated hereby or thereby by Guarantor will (a) conflict with, result in a breach or violation of or constitute (or with notice or lapse of time or both constitute) a default under, (i) the certificate of incorporation or by-laws of Guarantor, (ii) any law, statute, regulation, order, judgment or decree or (iii) any instrument, contract or other agreement to which Guarantor is a party or by which it (or any of its properties or assets) is subject or bound; (b) result in the creation of, or give any party the right to create, any lien, charge, option, security interest or other encumbrance upon the assets or properties of Guarantor; (c) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any agreement or commitment to which Guarantor is a party or by which it (or any of its properties or assets) is subject or bound; (d) require Guarantor to obtain any authorization, consent, approval or waiver from, to give any notification to, or to make any filing with, any governmental body or authority or to obtain the approval or consent of any other Person; or (e) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, qualification, authorization or approval applicable to Guarantor.

Section 5.5 **Brokers.** Neither Guarantor nor any of its Affiliates has paid or become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement.

Section 5.6 **Exchange Act Matters.**

(a) Guarantor has made all filings required to be filed by it under the Exchange Act since January 1, 1998 through the date of this Agreement (collectively, the "SEC Reports"). The SEC Reports were prepared in all material respects in accordance with the requirements of the Exchange Act. None of the SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements for the fiscal year and fiscal quarter then ended together with notes thereto contained in the SEC Reports was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly the consolidated financial position of Guarantor as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal year-end adjustments).

Section 5.7 **New Shares.** The New Shares are duly authorized, validly issued, fully paid and non-assessable shares of common capital stock of Guarantor.

Section 5.8 **Disclosure.** No information furnished by or on behalf of Guarantor to Seller contains any untrue statement of a material fact or omits to state a material fact necessary to make such information, in the light of the circumstances under which it was furnished, not misleading.

6. **INDEMNIFICATION**

Section 6.1 **Survival of Representations and Warranties.** All representations and warranties contained in this Agreement and the right of indemnification with respect to breaches thereof shall survive the Closing, regardless of any investigation made by Purchaser or Seller or on their behalf, and shall remain in full force and effect as follows: (a) all representations and warranties (other than those with respect to environmental matters, labor and ERISA matters, Taxes, brokers' fees, organization and due authorization of any Person, capitalization of the Company and ownership of the Shares) and the right of indemnification with respect to breaches thereof shall remain in full force and effect until eighteen (18) months from the Closing Date; (b) all representations and warranties and the right of indemnification with respect to breaches thereof relating to environmental matters, labor and ERISA matters and Taxes shall remain in full force and effect until the expiration of the applicable statute of limitations, except as to any matters with respect to which a claim shall have been made before such date, in which event survival shall continue (but only with respect to, and to the extent of, such claim) until the final resolution of such claim, including all applicable periods for appeal; and (c) all representations and warranties and the right of indemnification with respect to breaches thereof relating to brokers' fees, organization and due authorization of any Person, capitalization of the Company and ownership of the Shares (including their status as free and clear of all liens, charges, security interests, rights or claims of others, restrictions on transfer or other encumbrances) shall survive forever (subject to any applicable statute of limitations), except as to any matters with respect to which a claim shall have been made before such date, in which event survival shall continue (but only with respect to, and to the extent of, such claim) until the final resolution of such claim, including all applicable periods for appeal.

Section 6.2 **Seller's Indemnity.** Subject to the limitations of Sections 6.1 and 6.6, each Person comprising Seller shall jointly and severally indemnify and hold harmless Purchaser, the Company and their respective directors, officers, shareholders, employees,

Affiliates, successors and assigns (collectively, the "Purchaser Indemnified Parties") at all times after the Closing Date against and in respect of:

(a)   any damage, loss, cost, expense or liability (including amounts paid in investigation or settlement and reasonable attorneys' fees) resulting to any of them from any breach (or any allegation by a third party of facts that, if true, would constitute a breach) of any representation, warranty or nonfulfillment of any agreement, covenant or condition on the part of Seller or the Company under this Agreement;

(b)   all Unassumed Liabilities; and

(c)   all claims, actions, suits, proceedings, demands, assessments, judgments, costs and expenses incident to any of the foregoing.

Section 6.3   **Purchaser's Indemnity.**   Subject to the limitations of Sections 6.1 and 6.6, Purchaser shall indemnify and hold harmless Seller at all times after the Closing Date against and in respect of:

(a)   any damage, loss, cost, expense or liability (including amounts paid in investigation or settlement and reasonable attorneys' fees) resulting from any breach (or any allegation by a third party of facts that, if true, would constitute a breach) of any representation, warranty or nonfulfillment of any agreement, covenant or condition on the part of Purchaser under this Agreement; and

(b)   all claims, actions, suits, proceedings, demands, assessments, judgments, costs and expenses incident to any of the foregoing.

Section 6.4   **Notice and Defense of Claims.**   Seller and any Purchaser Indemnified Party entitled to indemnification under this Article VI (each, an "Indemnified Party") shall give notice to each party required to provide indemnification (each, an "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party, at the Indemnifying Party's expense, to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld or delayed), and the Indemnified Party may participate in such defense at such Indemnified Party's expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article VI unless and only to the extent such failure to give notice materially prejudices the Indemnifying Party's ability to defend such claim. The Indemnifying Party, in the defense of any such claim or litigation, shall not, except with the consent of the Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim or litigation. The Indemnified Party shall furnish such information regarding itself or the claim in question as the Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom. This section shall not apply to tax proceedings, which are covered by Section 7.2(d) hereof.

Section 6.5   **Reimbursement.** At the time that the amount of any liability on the part of the Indemnifying Party under this Article VI is determined (such loss or amount being hereinafter referred to as the "Indemnity Claim"), the Indemnifying Party shall forthwith, upon notice from the Indemnified Party, pay to the Indemnified Party the amount of the Indemnity Claim. If the amount of any Indemnity Claim is not paid forthwith, then the Indemnified Party may, at its option, take legal action against the Indemnifying Party for reimbursement in the amount of its Indemnity Claim. For purposes hereof the Indemnity Claim shall include the amounts so paid, or determined to be owing, by the Indemnified Party together with costs and reasonable attorneys' fees and interest on the foregoing items at the rate of seven and one-half percent (7.5%) per annum from the date of notice that the Indemnity Claim is due from the Indemnifying Party to the Indemnified Party as hereinabove provided, until the Indemnity Claim shall be paid.

Section 6.6   **Limitations.**

(a)   Notwithstanding anything to the contrary contained herein, neither the Purchaser Indemnified Parties, on the one hand, or Seller, on the other hand, shall be entitled to indemnification from the other until the aggregate losses suffered by the Purchaser Indemnified Parties, or Seller, as applicable, and for which indemnification is available hereunder exceed $15,000 whereupon the Purchaser Indemnified Parties, or Seller, as applicable, shall be entitled to claim indemnification for all losses suffered in excess of $15,000; provided, however, that the limitations of this Section 6.6 shall not apply to (i) any claim for indemnity relating to Taxes or environmental matters, including but not limited to Environmental Remediation Costs and (ii) the obligation of any party to pay any amount of the Purchase Price.

(b)   Except as set forth in Section 6.6(a)(i) for which the obligation shall not be limited, the liability of any Indemnifying Party under this Article VI shall be limited in the aggregate to the cash portion of the Purchase Price.

Section 6.7 **Exclusivity.** Following the Closing, the provisions of this Article VI shall be the exclusive remedy for the matters covered hereby, provided that nothing herein shall relieve any party from any liability for fraud.

Section 6.8 **Right of Set Off.** Purchaser shall have the right to set off and apply against any amounts due and payable to Seller pursuant to the Note an amount equal to any Indemnity Claim suffered, sustained, incurred or required to be paid by Purchaser for which Indemnity Claim the Seller is obligated to indemnify Purchaser pursuant to this Article VI. If Purchaser desires to exercise such right, Purchaser shall deliver to Escrow Agent the amount it seeks to offset, to be held by Escrow Agent pursuant to the Escrow Agreement.

7. CERTAIN ACTIONS AFTER THE CLOSING

Section 7.1 **Maintenance of Books and Records.** Each party hereto shall preserve until the seventh anniversary of the Closing Date all records possessed or to be possessed by such party relating to any of the assets, liabilities or business of the Company prior to the Closing Date. After the Closing Date, where there is a legitimate purpose, such party shall provide any other party with access, upon prior reasonable written request specifying the need therefor, during regular business hours, to (a) the officers and employees of such party and (b) the books of account and records of such party, but, in each case, only to the extent relating to the assets, liabilities or business of the Company prior to the Closing Date, and the other party and its representatives shall have the right to make copies of such books and records; provided, however, that the foregoing right of access shall not be exercisable in such a manner as to interfere unreasonably with the normal operations and business of such party; and further, provided, that, as to so much of such information as constitutes trade secrets or confidential business information of such party, the requesting party and its officers, directors and representatives will use due care not to disclose such information except (x) as required by law, (y) with the prior written consent of such party, or (z) where such information becomes available to the public generally, or becomes generally known to competitors of such party, through sources other than the requesting party, its Affiliates or its officers, directors or representatives.

Section 7.2 **Tax Matters.** The following provisions shall govern the allocation of responsibility as between Purchaser and Seller for certain tax matters following the Closing Date:

(a) <u>Tax Periods Ending On or Before the Closing Date</u>. Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Not less than thirty (30) days prior to filing such Tax Returns, Purchaser shall furnish Seller with drafts of the Tax

Returns it proposed to file and shall allow Seller or its designees to consult with the persons preparing the Tax Returns with respect to any item(s) deemed by Seller or its designees to be inaccurately or incorrectly stated or calculated. The final determination as to the reporting of any item(s) in dispute shall be made by Purchaser, provided that if such determination shall result in a savings in Taxes for the Company or Purchaser for any Tax period ending subsequent to the Closing Date, Seller shall not be responsible for any additional Tax payable on the subject Tax Return by virtue of Purchaser's election to report the item(s) in dispute other than in the manner proposed by Seller. Seller shall pay Purchaser for Taxes of the Company with respect to periods ending on or prior to the Closing Date which are filed after the Closing Date no later than fifteen (15) days prior to the date payment for such Taxes is due.

(b)   Tax Periods Beginning Before and Ending After the Closing Date.   Purchaser shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company for Tax periods which begin before the Closing Date and end after the Closing Date. Seller shall pay to Purchaser no later than fifteen (15) days prior to the date on which payment for such Taxes is due an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending on the Closing Date. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

(c)   Cooperation on Tax Matters.

(i)   Each party hereto shall cooperate fully, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon any other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller and Purchaser agree to cause the Company (x) to retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser, any extensions thereof) of the respective Taxable periods, and to abide by all record retention agreements entered into with any Taxing authority, and (y) to give each other reasonable written notice prior to transferring, destroying or discarding any such books and records and, if such other person so requests, Seller or Purchaser, as applicable, shall allow each other to take possession of such books and records.

(ii)   Seller further agrees, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(d)   Tax Audits. Notwithstanding Section 6.4 hereof, Seller, the Company and Purchaser shall promptly notify each other in writing upon receipt by Seller, the Company or Purchaser, as the case may be, of any notice of any tax audits, assessments or administrative or court proceedings (a "tax proceeding") against the Company for taxable periods of such Person ending on or before, or including, the Closing Date. The failure of one party promptly to notify the other party of any such tax proceeding shall not relieve either party of its indemnification obligations under Article VI, except and only to the extent that such failure prejudices the defense of such tax proceeding. Purchaser shall have the sole right to represent the Company's interests in any tax proceeding relating to taxable periods beginning prior to and ending after the Closing Date and to employ counsel of its choice at its expense. Purchaser shall keep Seller informed of all material developments and events relating to such tax proceeding(s). Seller and Purchaser each agree to cooperate fully with the other and its counsel in the defense against or compromise of any claim in any tax proceeding.

Section 7.3   **Maintenance of Status.** So long as any portion of the Purchase Price remains unpaid, Purchaser shall maintain the Company as a separate, fully operational subsidiary of Purchaser.

Section 7.4   **Further Assurances.** Seller from time to time after the Closing, at Purchaser's request, will execute, acknowledge and deliver to Purchaser such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications and further assurances as Purchaser may reasonably require in order to vest more effectively in Purchaser, or to put Purchaser more fully in possession of, the Shares or any of the assets or properties of the Company. Each of the parties hereto will cooperate with each other party hereto and execute and deliver to each other party hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by such other party as necessary to carry out, evidence and confirm the intended purposes of this Agreement.

8.   **MISCELLANEOUS**

Section 8.1   **Expenses.** Purchaser, on the one hand, and Seller, on the other, shall pay all accounting, consulting, finders, investment banking, legal and similar fees and expenses incurred by them relating to this Agreement, the negotiations leading up to this Agreement and the consummation of the transactions contemplated hereby.

Section 8.2   **Amendments and Waivers.**   This Agreement shall not be amended or modified except by a writing duly executed by Purchaser and Seller. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.

Section 8.3   **Entire Agreement.** This Agreement, including the Exhibits and Schedules hereto and the other instruments, agreements and documents delivered at the Closing in connection with the transactions contemplated by this Agreement, contains all of the terms, conditions and representations and warranties agreed upon by the parties relating to the subject matter of this Agreement and supersedes all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

Section 8.4   **Notices.**   All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and signed by the party giving such notice and shall be deemed to have been duly given or made: if by hand, immediately upon delivery with receipt acknowledged; if by telecopier or similar electronic device, two (2) hours after sending, provided it is sent on a business day, but if not, then immediately upon the beginning of the first business day after being sent if confirmed by evidence or confirmation of receipt; if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch with proof of delivery by such service; and if mailed by certified mail, return receipt requested, three (3) business days after mailing. All notices, requests, and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

If to Purchaser or Guarantor: 7331 S. Meadow Court
Boulder, Colorado   80301
Attention: Alfred Lam, President
Telephone: (303)
Telecopier: (303)

with a copy to: Thacher Proffitt & Wood
One Exchange Place
Jersey City, New Jersey   07303
Attention: Michael E. Helmer, Esq.
Telephone: (201) 369-3280
Telecopier: (201) 369-3290

If to the Company: Airgate International Corp.
153-04 Rockaway Boulevard
Jamaica, New York   11434
Attention: Scott Turner, President
Telephone: (718) 949-9700
Telecopier: (718) 949-9740

If to Seller: Scott Turner
15 Caumsett Farms Lane
Woodbury, New York 11797
Telephone: (516) 496-3233
Telecopier: (516) 496-0550

and

Thomas Zambuto
32-10 Park Avenue
Oceanside, New York   11572
Telephone: (516) 766-7634

with a copy to: Robinson Brog Leinwand
  Greene Genovese & Gluck P.C.
1345 Avenue of the Americas
New York, New York 10105
Attention: Marshall J. Gluck, Esq.
Telephone: (212) 603-6300
Telecopier: (212) 956-2164

Section 8.5 **Severability.** If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.6 **Assignment.** This Agreement may not be assigned by any party without the prior written consent of the other parties.

Section 8.7 **Governing Law.** This Agreement shall be governed by and construed in accordance with the law of the State of New York, without regard to the conflicts of laws principles thereof.

Section 8.8 **Third Parties.** Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person other than the parties hereto and their successors or assigns any rights or remedies under or by reason of this Agreement.

Section 8.9 **Construction.** The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean "including without limitation." The parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, or covenant.

Section 8.10 **Headings.** The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

Section 8.11 **Counterparts.** This Agreement may be signed in two or more counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. For purposes of this Agreement, a facsimile copy of a party's signature shall be sufficient to bind such party.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date set forth above.

PACIFIC CMA INTERNATIONAL, LLC

By:_____
                            , Manager

PACIFIC CMA, INC.

By:_____
     Alfred Lam, President

AIRGATE INTERNATIONAL CORP.

By:_____
     Scott Turner, President

_____

THOMAS ZAMBUTO

_____

SCOTT TURNER

Exhibit 10.2

PROMISSORY NOTE

$600,000   **New York, NY**
                                                                        As of April 30, 2002

          1.   **Promise to Pay**.   **Pacific CMA International, LLC,** a Colorado limited liability company with offices at 7331 S. Meadow Court, Boulder, Colorado 80301 (the "Maker"), for value received, hereby promises to pay to **Scott Turner,** residing at 15 Caumsett Farms Lane, Woodbury, New York 11797 (the "Payee"), the principal sum of Six Hundred Thousand and 00/100 ($600,000) Dollars with interest on the unpaid principal balance computed at the Agreed Rate, hereinafter defined, from the date hereof. Interest shall be calculated on the basis of a 360-day year for the actual number of days involved. This Note is issued pursuant to that certain Stock Purchase Agreement (the "Agreement") dated as of April 30, 2002, to which Maker and Payee are parties. Capitalized terms used without being defined herein shall have the meanings ascribed to them by the Agreement.

          2.   **Required Payments.** On the 30th day of September, 2002, and on the last business day of February, 2003, July, 2003 and December, 2003, Maker shall pay to Payee (a) interest accrued on the unpaid principal balance at the Agreed Rate and (b) the sum of $150,000 on account of the unpaid principal balance All payments pursuant to this Note shall be made in lawful money of the United States to Payee at the address referred to above, or at such other address as Payee may designate from time to time by written notice to Maker.

          3.   **Agreed Rate.** "Agreed Rate" means the prime rate of interest as set forth from time to time in the *Wall Street Journal* under the heading "Money Rates", plus one and one-half (1.5%) percent, applied on a per annum basis.

          4.   **Optional Prepayments.** Maker shall have the right to prepay all or any part of this Note at any time or from time to time without penalty, provided that any such prepayment shall include all interest accrued to the date of prepayment.

          5.   **Late Charges.** For any payment pursuant to this Note that is not paid on or before the tenth (10th) day following receipt of notice that Payee has not received such payment, Maker shall pay upon demand, a late charge equal to five (5%) percent of the unpaid delinquent payments to compensate Payee for administrative expenses and other costs of delinquent payments.

6. **Limited Right of Set-Off.** Except for the right of set-off for Indemnity Claims pursuant to Section 6.8 of the Agreement for which Maker shall be entitled to set-off against any installment due hereunder, Maker waives any right it may have to offset, and take as a credit against, any installment of this Note the amount, if any, of any claim it may have against Payee, which claim must be asserted separately from any obligation under this Note.

7. **Events of Default.** Each of the following events shall constitute an event of default ("Event of Default") under this Note:

(a) Failure of Maker to pay any amount due and payable under this Note within five (5) days following Payee's notifying Maker that five (5) days have elapsed after the date such amount was due and payable, whether at the time scheduled for payment thereof or by reason of acceleration or otherwise;

(b) Maker admits in writing its inability to pay its debts as they mature or makes an assignment for the benefit of creditors or files a petition in bankruptcy, or an involuntary petition for relief in bankruptcy is filed against Maker and an order for relief is granted, or Maker is adjudicated insolvent or bankrupt, or petitions or applies to any tribunal for any receiver or any trustee of Maker, or any substantial part of its property, or commences any proceeding relating to Maker under any readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or Maker consents to any such proceeding, or to the appointment of any receiver of or any trustee for Maker or any substantial part of its property, or Maker suffers any such receivership or trusteeship to continue undischarged for a period of sixty (60) days; or

(c) Failure of Maker to duly observe or perform any other covenant, obligation, condition or agreement to be observed or performed by it pursuant to the terms of this Note, which failure continues after thirty (30) days following Maker's receipt of notice of such failure.

If an Event of Default shall have occurred and be continuing, Payee may declare this Note immediately due and payable, in full, both as to principal and accrued interest without any further notice to Maker, Payee may proceed to exercise and enforce any and all of the rights and remedies available to it hereunder and at law or in equity. If any Event of Default shall have occurred, and for as long as any Event of Default shall be continuing, all amounts due pursuant to this Note shall bear interest at the greater of the Agreed Rate or fifteen (15%) percent per annum (the "Default Rate").

No remedy conferred upon or reserved or available to Payee shall be exclusive of any other remedy or remedies available to it, but each and every remedy shall be cumulative and shall be in addition to every such remedy now or hereafter existing at law or in equity. No delay or omission on the part of Payee to exercise any right or power arising upon the occurrence and continuation of any Event of Default shall impair any right or power of Payee or be construed to be a waiver by Payee of such Event of Default. Any right or power of Payee may be exercised from time to time and as often as may be deemed expedient by it. Maker shall pay Payee's costs of collection and enforcement (including reasonable attorney's fees) in connection with each Event of Default under this Note.

8. **Interest Limit.** Notwithstanding anything contained herein to the contrary, Payee does not intend to charge, and Maker shall not be required to pay, any interest or other fees or charges in excess of the maximum permitted by law. If any court of competent jurisdiction shall by a final unappealable judgment determine that any provision of this Note requires Maker to pay amounts in excess of the maximum amounts, if any, lawfully collectible under applicable law, then the obligation of Maker to be fulfilled shall be automatically reduced to require the payment of only the maximum amounts lawfully collectible.

9. **Governing Law and Venue.** This Note is delivered in, and shall be construed according to the substantive laws and judicial decisions of, the State of New York (regardless of the place of business, residence, location or domicile of Maker). Any action arising out of this Note shall be brought solely in the federal or state courts located in New York, New York.

10. **Waiver of Notice.** Maker and all other parties who at any time may be liable hereon in any capacity hereby waives presentment, demand for payment, protest and notice of dishonor of this Note and authorizes the holder hereof, without notice, to grant extensions in the time of payment of and changes in the rate of interest on any moneys owing on this Note.

11. **Successors.** The terms of this Note shall be binding upon Maker and its successors and assigns.

12. **Notices/Captions.** All notices shall be given in the manner set forth in the Agreement. Caption headings in this Note are for convenience only and are not to be used to interpret or define the provisions of this Note.

13. **Miscellaneous.**

(a) In the event the holder of this Note is required to institute any action to enforce collection of this Note, Maker shall, in addition to the principal and interest hereon, be liable for such holder's costs and expenses of such action (including reasonable legal fees and disbursements), and such holder shall be entitled to recover all such additional amounts.

(b)   No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

IN WITNESS WHEREOF, Maker has executed this Note as of the date first written above.

PACIFIC CMA INTERNATIONAL, LLC

By: _____

    Name:

    Title:

Exhibit 10.3

PROMISSORY NOTE

$600,000   **New York, NY**
As of April 30, 2002

         14.   **Promise to Pay.**   **Pacific CMA International, LLC,** a Colorado limited liability company with offices at 7331 S. Meadow Court, Boulder, Colorado 80301 (the "Maker"), for value received, hereby promises to pay to **Thomas Zambuto,** residing at 32-10 Park Avenue, Oceanside, New York 11572 (the "Payee"), the principal sum of Six Hundred Thousand and 00/100 ($600,000) Dollars with interest on the unpaid principal balance computed at the Agreed Rate, hereinafter defined, from the date hereof. Interest shall be calculated on the basis of a 360-day year for the actual number of days involved. This Note is issued pursuant to that certain Stock Purchase Agreement (the "Agreement") dated as of April 30, 2002, to which Maker and Payee are parties. Capitalized terms used without being defined herein shall have the meanings ascribed to them by the Agreement.

         15.   **Required Payments.** On the 30th day of September, 2002, and on the last business day of February, 2003, July, 2003 and December, 2003, Maker shall pay to Payee (a) interest accrued on the unpaid principal balance at the Agreed Rate and (b) the sum of $150,000 on account of the unpaid principal balance All payments pursuant to this Note shall be made in lawful money of the United States to Payee at the address referred to above, or at such other address as Payee may designate from time to time by written notice to Maker.

         16.   **Agreed Rate.** "Agreed Rate" means the prime rate of interest as set forth from time to time in the *Wall Street Journal* under the heading "Money Rates", plus one and one-half (1.5%) percent, applied on a per annum basis.

         17.   **Optional Prepayments.** Maker shall have the right to prepay all or any part of this Note at any time or from time to time without penalty, provided that any such prepayment shall include all interest accrued to the date of prepayment.

         18.   **Late Charges.** For any payment pursuant to this Note that is not paid on or before the tenth (10th) day following receipt of notice that Payee has not received such payment, Maker shall pay upon demand, a late charge equal to five (5%) percent of the unpaid delinquent payments to compensate Payee for administrative expenses and other costs of delinquent payments.

19.   Limited Right of Set-Off. Except for the right of set-off for Indemnity Claims pursuant to Section 6.8 of the Agreement for which Maker shall be entitled to set-off against any installment due hereunder, Maker waives any right it may have to offset, and take as a credit against, any installment of this Note the amount, if any, of any claim it may have against Payee, which claim must be asserted separately from any obligation under this Note.

20.   Events of Default. Each of the following events shall constitute an event of default ("Event of Default") under this Note:

(a)   Failure of Maker to pay any amount due and payable under this Note within five (5) days following Payee's notifying Maker that five (5) days have elapsed after the date such amount was due and payable, whether at the time scheduled for payment thereof or by reason of acceleration or otherwise;

(b)   Maker admits in writing its inability to pay its debts as they mature or makes an assignment for the benefit of creditors or files a petition in bankruptcy, or an involuntary petition for relief in bankruptcy is filed against Maker and an order for relief is granted, or Maker is adjudicated insolvent or bankrupt, or petitions or applies to any tribunal for any receiver or any trustee of Maker, or any substantial part of its property, or commences any proceeding relating to Maker under any readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, whether now or hereafter in effect, or Maker consents to any such proceeding, or to the appointment of any receiver of or any trustee for Maker or any substantial part of its property, or Maker suffers any such receivership or trusteeship to continue undischarged for a period of sixty (60) days; or

(c)   Failure of Maker to duly observe or perform any other covenant, obligation, condition or agreement to be observed or performed by it pursuant to the terms of this Note, which failure continues after thirty (30) days following Maker's receipt of notice of such failure.

If an Event of Default shall have occurred and be continuing, Payee may declare this Note immediately due and payable, in full, both as to principal and accrued interest without any further notice to Maker, Payee may proceed to exercise and enforce any and all of the rights and remedies available to it hereunder and at law or in equity. If any Event of Default shall have occurred, and for as long as any Event of Default shall be continuing, all amounts due pursuant to this Note shall bear interest at the greater of the Agreed Rate or fifteen (15%) percent per annum (the "Default Rate").

No remedy conferred upon or reserved or available to Payee shall be exclusive of any other remedy or remedies available to it, but each and every remedy shall be cumulative and shall be in addition to every such remedy now or hereafter existing at law or in equity. No delay or omission on the part of Payee to exercise any right or power arising upon the occurrence and continuation of any Event of Default shall impair any right or power of Payee or be construed to be a waiver by Payee of such Event of Default. Any right or power of Payee may be exercised from time to time and as often as may be deemed expedient by it. Maker shall pay Payee's costs of collection and enforcement (including reasonable attorney's fees) in connection with each Event of Default under this Note.

21. **Interest Limit.** Notwithstanding anything contained herein to the contrary, Payee does not intend to charge, and Maker shall not be required to pay, any interest or other fees or charges in excess of the maximum permitted by law. If any court of competent jurisdiction shall by a final unappealable judgment determine that any provision of this Note requires Maker to pay amounts in excess of the maximum amounts, if any, lawfully collectible under applicable law, then the obligation of Maker to be fulfilled shall be automatically reduced to require the payment of only the maximum amounts lawfully collectible.

22. **Governing Law and Venue.** This Note is delivered in, and shall be construed according to the substantive laws and judicial decisions of, the State of New York (regardless of the place of business, residence, location or domicile of Maker). Any action arising out of this Note shall be brought solely in the federal or state courts located in New York, New York.

23. **Waiver of Notice.** Maker and all other parties who at any time may be liable hereon in any capacity hereby waives presentment, demand for payment, protest and notice of dishonor of this Note and authorizes the holder hereof, without notice, to grant extensions in the time of payment of and changes in the rate of interest on any moneys owing on this Note.

24. **Successors.** The terms of this Note shall be binding upon Maker and its successors and assigns.

25. **Notices/Captions.** All notices shall be given in the manner set forth in the Agreement. Caption headings in this Note are for convenience only and are not to be used to interpret or define the provisions of this Note.

26. **Miscellaneous**.

(a) In the event the holder of this Note is required to institute any action to enforce collection of this Note, Maker shall, in addition to the principal and interest hereon, be liable for such holder's costs and expenses of such action (including reasonable legal fees and disbursements), and such holder shall be entitled to recover all such additional amounts.

(b) No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

IN WITNESS WHEREOF, Maker has executed this Note as of the date first written above.

PACIFIC CMA INTERNATIONAL, LLC

By:_____

    Name:

    Title:

Exhibit 10.4

PLEDGE AGREEMENT

              PLEDGE AGREEMENT dated as of April 30, 2002 ("Pledge Agreement") between **Scott Turner** ("Pledgee"), **Pacific CMA International, LLC,** a Colorado limited liability company ("Pledgor"), and **Robinson Brog Leinwand Greene Genovese & Gluck P.C.** ("Pledge Holder").

W I T N E S S E T H :

              WHEREAS, Pledgor has acquired from Pledgee and is the owner of 40.5 shares of common stock, no par value per share (the "Pledged Shares") of Airgate International Corp., a New York corporation (the "Company"), which Pledged Shares constitute 40.5% of the outstanding shares of common stock of the Company. Concurrently with the execution and delivery hereof, Pledgor is delivering to Pledgee its promissory note (the "Note"), evidencing Pledgor's indebtedness to Pledgee in the amount of $600,000; and

              WHEREAS, as an inducement for Pledgee to accept the Note as good and valuable consideration, Pledgor has agreed to grant and does hereby grant to Pledgee a security interest in the Pledged Shares.

              NOW, THEREFORE, in consideration of the premises, the mutual covenants, the terms and conditions herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

      Section 27.   **Pledge; Grant of Security Interest.**

              (a)   As collateral security for the due and punctual payment and performance of all obligations of Pledgor under the Note (all such obligations of Pledgor are collectively referred to herein as the "Obligations"), Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and delivers to Pledge Holder to hold for and on behalf of Pledgee, and hereby grants to Pledgee a continuing first priority security interest in, all of the Pledged Shares, represented by stock certificate numbers 2 and 7 (collectively, the "Certificates") evidencing, in the aggregate, 40.5 shares of Common Stock, accompanied by a duly executed irrevocable stock power endorsed in blank and in proper form for transfer (the "Stock Power"). The Pledged Shares and the Stock Power, together with all additions thereto, substitutions and replacements therefor, dividends and distributions thereon, causes or rights with respect thereto and all proceeds thereof in any form, and any amounts payable under or in connection with any of the Collateral which may become evidenced by any promissory note, other instrument or chattel paper, are hereinafter collectively referred to as the "Collateral".

(b)   In the event that during the term of this Agreement any stock dividend, reclassification, stock split, readjustment, warrant, option or right to acquire additional securities is issued with respect to the Collateral or any part thereof all such new, substituted or additional shares or securities which Pledgor shall become entitled to receive as a result thereof, and any promissory notes, other instruments and chattel paper as described in Section 1(a) hereof, shall be promptly delivered to Pledge Holder, together with appropriate instruments of transfer duly endorsed in blank.

Section 28.   **Representations, Warranties and Covenants.**   Pledgor hereby represents, warrants and covenants to and with Pledgee as follows:

(a)   This Pledge Agreement constitutes Pledgor's valid and legally binding obligation, enforceable against Pledgor in accordance with its terms. The execution, delivery and performance of this Agreement by Pledgor will not violate any provision of (i) any statute, rule, regulation, judgment, order, decree or award, or (ii) any agreement, instrument, commitment, arrangement or understanding by which Pledgor or the Pledged Shares are bound, nor will such execution, delivery or performance result in the creation or imposition of any lien, claim, charge, security interest or encumbrance (a "Lien") on any of the Collateral except for the security interest created by this Agreement.

(b)   The Pledged Shares have been duly authorized and are validly issued and outstanding, fully paid and non-assessable. There are (i) no voting trusts, shareholders' agreements, or other agreements, instruments, commitments, arrangements or understandings of any nature with respect to the voting or disposition of the Pledged Shares, or that otherwise relate to the Pledged Shares, and (ii) no transfer restrictions or other encumbrances in any way restricting the transfer, pledge, hypothecation or other encumbrance of any of the Pledged Shares.

(c)   Pledgor is the sole record and beneficial owner of, and has the complete and unconditional authority to transfer, pledge and deliver the Collateral and holds the Collateral free and clear of all Liens, except for the security interest created by this Agreement. No security agreement, financing statement or other public notice claiming any lien with respect to all or any part of the Collateral is on file or of record in any public office, except such as may have been filed in favor of Pledgee pursuant to this Agreement.

(d)   No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required either (i) for the pledge by Pledgor of the Collateral pursuant to this Agreement or for the execution, delivery or performance of the Agreement by Pledgor or (ii) for the exercise by Pledgee of the voting or other rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally).

(e)   Pledgor shall cause any additional securities or property issued to or received by him with respect to any of the Collateral (other than cash), whether as a dividend or otherwise and whether for value paid by him or otherwise, to be pledged to Pledgee and delivered to Pledge Holder, in each case accompanied by appropriate instruments of assignment duly executed in blank by Pledgor substantially the same as the Stock Power.

(f)   Pledgor shall not grant any Lien, claim, charge, security interest or encumbrance with respect to the Collateral hereafter, other than those in favor of Pledgee, and Pledgor shall take such other action as is necessary to remove any (non-consensual) lien, claim, charge, security interest or encumbrance that may hereafter exist with respect to the Collateral, other than the security interest created hereby. Pledgor shall not enter into any agreement or undertaking restricting the right or ability of Pledgor or Pledgee to sell, assign or transfer any of the Collateral.

(g)   Pledgor shall not sell, exchange, hypothecate, pledge, assign, convey, mortgage or abandon any Collateral without the prior written consent of Pledgee.

(h)   No litigation, investigation or proceeding before any court, arbitrator, governmental authority or agency is pending, or to the knowledge of Pledgor, threatened, by or against Pledgor or involving any of the Collateral.

(i)   Pledgor agrees that at any time and from time to time, at the expense of Pledgor, Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Pledgee may request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

(j)   The security interest granted to Pledgee pursuant to this Pledge Agreement constitutes and creates a valid and continuing first perfected lien on and first perfected security interest in the Collateral in favor of Pledgee prior to all other liens and rights of others.

(k)   If an Event of Default (as defined in Section 5 hereof) shall have occurred, Pledgee shall have the right, without the obligation, to do all things it deems necessary or advisable to discharge the same, and any sums paid by Pledgee, or the cost thereof, including, without limitation, reasonable attorneys' fees and expenses, shall be reimbursed by Pledgor to Pledgee on demand.

(l)   Pledgor acknowledges and agrees that nothing contained herein shall obligate or impose a duty upon Pledgee to assume any duties or obligations of Pledgor with respect to any of the Collateral.

(m)   Pledgor shall, at its own expense, defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein adverse to the interests of Pledgee.

(n)   Pledgor shall furnish to Pledgee such information concerning the Collateral as Pledgee may from time to time reasonably request, and shall allow Pledgee to inspect and copy and shall furnish Pledgee with copies of all such records reasonably required.

(o)   In the event that all or any part of the Collateral constituting securities is lost, destroyed or wrongfully taken while in the possession of Pledge Holder, Pledgor agrees that it will use its best efforts to cause the Company to issue new securities in place of the lost, destroyed or wrongfully taken securities upon request therefor by Pledgee, without the necessity of any indemnity, bond or other security other than Pledgee's agreement of indemnity therefore.

(p)   Any sums paid upon or in respect of the Pledged Shares upon the liquidation or dissolution of the Company shall be paid over to Pledge Holder to be held by it hereunder as additional collateral security for the Obligations, and in case any distribution of capital shall be made on or in respect of the Pledged Shares or any property shall be distributed on or in respect of the Pledged Shares pursuant to the recapitalization or reclassification of the capital of the Company or pursuant to the reorganization thereof, the property so distributed shall be delivered to Pledge Holder to be held by it hereunder as additional collateral security for the Obligations. If any sums of money or property so paid or distributed in respect of the Pledged Shares shall be received by Pledgor, Pledgor shall, until such money or property is paid or delivered to Pledge Holder, hold such money or property in trust for Pledgee (and as to such money, in a segregated account), as additional collateral security for the Obligations.

Section 29.   Appointment of Pledge Holder and Deposit of Pledged Stock.   Pledge Holder hereby accepts its appointment and designation as Pledge Holder to act in accordance with and pursuant to the terms and conditions set forth herein and acknowledges the deposit by Pledgor of, and receipt by Pledge Holder of, the Certificates and Stock Power, to be held in accordance with this Pledge Agreement.

Section 30.   Voting Rights; Dividends.

(a)   So long as no Event of Default, shall have occurred and is continuing: (i) Pledgor shall be entitled to exercise any and all voting and other consensual rights and powers relating or pertaining to the Pledged Shares or any part thereof for any purpose, provided that no vote shall be cast or right or power exercised that would impair the Collateral; and (ii) Pledgor shall be entitled to receive and retain any and all dividends payable in cash in respect of the Collateral.

(b)   Upon the occurrence of an Event of Default, until such Event of Default shall be cured or waived, (i) all rights of Pledgor to exercise the voting and other consensual rights and powers which it would otherwise be entitled to exercise pursuant to Section 4(a)(i) hereof and to receive dividends pursuant to Section 4(a)(ii) hereof shall cease, and all such rights shall thereupon become vested in Pledgee, who shall have the sole and exclusive right and authority to exercise such voting and other consensual rights and powers and to receive such dividends as Collateral; (ii) all dividends that are received by Pledgor contrary to the provisions of paragraph (i) of this Section 4(b) shall be received in trust for the benefit of Pledgee, shall be segregated from other funds of Pledgor and shall be forthwith paid over to Pledgee as Collateral in the same form so received (with any necessary endorsement), and (iii) Pledgee may exercise any and all rights, privileges and options pertaining to the Collateral as if it were the absolute owner thereof.

Section 31.   **Event of Default.**   An "Event of Default" shall mean the occurrence of any of the following:

(a)   a representation or warranty of Pledgor in this Agreement shall be inaccurate or untrue in any material respect;

(b)   the material breach by Pledgor of any covenant in this Agreement; or

(c)   an event of default, as such term may be defined in the Note, shall occur and be continuing under the Note.

Section 32.   **Remedies on Default.**

(a)   Upon the occurrence of an Event of Default, Pledge Holder shall deliver the Collateral to Pledgee and Pledgee shall have the right, but not the obligation, to do any of the following with respect to the Collateral:

(i)   Pledgee may exercise any or all rights and remedies granted under this Pledge Agreement and/or as otherwise provided by the Uniform Commercial Code in effect in the State of New York, as amended or supplemented from time to time (the "Code") or any other applicable law, all of which rights and remedies, to the full extent permitted by law, shall be cumulative and not alternative; and

(ii)   Pledgee may, to the fullest extent permitted by law and upon thirty (30) business days' prior written notice to Pledgor of the time and place, with respect to the Collateral or any part thereof that shall then be or shall thereafter come into the possession, custody or control of Pledgee, sell, lease, assign, give options to purchase, or otherwise dispose of all or any part of that Collateral, at such place or places as Pledgee deems best, for cash or on credit or for future delivery (without thereby assuming any credit risk) and upon such other terms as Pledgee may deem commercially reasonable, at either a public or private sale at its absolute discretion, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except for such notices as are required by the Code or other law). Pledgee, Pledgor or anyone else may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale (or, to the extent permitted by law, at any private sale), and thereafter hold the same free from any claim or right of any kind whatsoever, including any right or equity of redemption (statutory or otherwise), any such demand, notice or right and equity being hereby expressly waived and released by Pledgor.

(b)   Pledgor recognizes that Pledgee may be unable to effect a public sale of any or all of the Pledged Shares, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner.

(c)   Pledgee shall not be obligated to make any sale of the Collateral regardless of notice of sale having been given. The Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(d)   Pledgee may exchange any of the Collateral for other property upon a reorganization or recapitalization of the Company and, in connection therewith, deposit any of the Collateral with any committee or depository of the Company upon such terms as Pledgee may determine.

(e)   To the extent permitted by applicable law, Pledgor waives all claims, damages, and demands against Pledgee arising out of the repossession, retention or sale of the Collateral.

Section 33.   Expenses. Pledgor shall, upon demand, pay to Pledgee the amount of any and all reasonable expenses, including the reasonable fees and expenses of its attorneys and of any experts and agents, which Pledgee may incur in connection with (a) the sale of, collection from, or other realization upon, any of the Collateral, (b) the exercise or enforcement of any of the rights of Pledgee hereunder, or (c) the failure by Pledgor to perform or observe any of the provisions hereof.

Section 34.   Application of Proceeds. Except as otherwise herein expressly provided, the proceeds of any sale, collection or other realization of all or any part of the Collateral pursuant to this Pledge Agreement shall be applied by Pledgee first to the payment of the costs and expenses of such sale, collection or other realization, including out-of-pocket costs and expenses of Pledgee and the reasonable fees and expenses of its attorneys, experts and agents, and all expenses and advances made or incurred by Pledgee in connection therewith and second to the payment in full of the Obligations, in such amounts and proportions as Pledgee may reasonably determine, and only after such application and after the payment by Pledgee of any other amount required by any provision of law, need Pledgee account for any surplus.

Section 35. **Reasonable Care.** Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which Pledgee accords its own similar property, it being understood that Pledgee shall not have the responsibility for (a) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to the Collateral, whether or not Pledgee has or is deemed to have knowledge of such matters, (b) taking any steps to preserve the rights against any parties with respect to any Collateral, or (c) investing any Collateral.

Section 36. **Pledge Holder.**

(a)   Pledge Holder may resign and be discharged from its duties hereunder at any time by giving notice of such resignation to Pledgor and Pledgee, specifying a date upon which such resignation shall take effect. Upon such notice, a successor Pledge Holder shall be appointed with the consent of Pledgor and Pledgee, such successor Pledge Holder to become Pledge Holder hereunder on the resignation date specified in such notice, whereupon all obligations imposed and rights conferred by this Pledge Agreement shall be binding upon and inure to the benefit of said successor Pledge Holder. Pledgor and Pledgee may agree at any time to substitute a new Pledge Holder by giving notice thereof to Pledge Holder then acting as such.

(b)   Pledge Holder shall perform only such duties as are specifically set forth herein and may conclusively rely and shall be protected in acting or refraining from acting on any written notice, instrument or signature believed by it to be genuine and to have been signed or presented by the proper party or parties duly authorized to do so. Pledge Holder shall have no responsibility for the contents of any writing contemplated herein and may rely without any liability upon the contents thereof.

(c)   Pledge Holder shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for action taken or omitted by it in good faith and in accordance with the advice of counsel (which counsel may be of Pledge Holder's own choosing), and shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind unless caused by willful misconduct or gross negligence.

(d)   Pledgor and Pledgee shall severally indemnify Pledge Holder and hold it harmless from and against any and all liabilities incurred by it hereunder, except for liabilities incurred by Pledge Holder resulting from its own willful misconduct or gross negligence.

Section 37.   Liability for Deficiency.   If upon any sale, collection or other realization of or upon the Collateral pursuant to this Pledge Agreement the proceeds are insufficient to cover the costs and expenses of such sale, collection or realization and the payment in full of the Obligations, Pledgor shall remain liable for any deficiency.

Section 38.   Pledgee Appointed Attorney-in-Fact.

(a)   Pledgor hereby irrevocably appoints Pledgee as Pledgor's attorney-in-fact, with full power of substitution and full authority in the place and stead of, and in the name of, Pledgor or otherwise from time to time in Pledgee's discretion, to take any action and to execute any instrument which Pledgee may deem necessary or advisable to protect, preserve or realize upon the Collateral and to accomplish the purpose of this Pledge Agreement after the occurrence of an Event of Default, including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same. Pledgee's authority hereunder shall also include, without limitation, the authority to: (i) commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect to the Collateral; (ii) to defend any suit, action or proceeding brought against Pledgor with respect to the Collateral; and (iii) to settle, compromise or adjust any suit, action or proceeding described in the foregoing clause (ii), provided that any such settlement, compromise or adjustment shall not create monetary damages against Pledgor. Pledgee shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons.

(b)   Pledgor hereby ratifies and approves all actions taken pursuant to the foregoing power of attorney whether taken by Pledgee or by any other person or persons designated by Pledgee and neither Pledgee nor such person or persons will be liable for any acts or omissions or for any error of judgment or mistake of fact or law. This power shall be deemed coupled with an interest and shall be irrevocable until the Obligations have been fully satisfied. Pledgee may appoint such persons, firms or corporations as, in its sole discretion, it may determine for the purpose of exercising any powers and taking any action permitted to be exercised or taken by Pledgee under or pursuant to any of the provisions of this Agreement. Pledgee shall not be liable for default or misconduct of any such agents or attorneys-in-fact selected by Pledgee with reasonable care.

Section 39.   No Subrogation.   Notwithstanding anything to the contrary in this Agreement, Pledgor hereby irrevocably waives all rights which it may have in connection with this Pledge Agreement to be subrogated to any of the rights of Pledgee against the Company or against any collateral security or guarantee or right of offset held by Pledgee or for the payment of the Obligations.

Section 40. **Successors and Assigns.** All the terms, provisions, conditions and covenants herein contained shall be binding upon and shall inure to the benefit of the respective successors and assigns and legal representatives of Pledgor and Pledgee.

Section 41. **Further Assurances.** Pledgor agrees that at any time and from time to time, at the expense of Pledgor, Pledgor shall take such further acts and execute and deliver such additional agreements and instruments that may be necessary or desirable, or as Pledgee may at any time reasonably request in connection with the administration or enforcement of this Pledge Agreement or related to the Collateral or any part thereof or in order better to assure and confirm unto Pledgee his rights, powers and remedies hereunder.

Section 42. **Termination.** This Pledge Agreement shall terminate as to Pledgor when all of the Obligations have been fully paid and performed, at which time Pledge Holder is hereby expressly authorized and directed to reassign and redeliver and shall cause to be reassigned and redelivered to Pledgor or to such person or persons as Pledgor shall designate, against receipt, such of the Collateral (if any) as shall not have been sold or otherwise applied by Pledgee pursuant to the terms hereof and shall still be held by Pledge Holder hereunder, together with appropriate instruments of reassignment and release.

Section 43. **Amendments with respect to Obligations.** Pledgor shall remain obligated hereunder and the Collateral shall remain subject to the security interest granted hereby, notwithstanding that, without notice to or further assent by Pledgor, any demand for payment of any of the Obligations made by Pledgee may be rescinded by Pledgee, and any of the Obligations continued, and the Obligations, or the liability of the Company or any other person upon or for any part thereof, any collateral security or guarantee therefore or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered, or released by Pledgee. Pledgor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by Pledgee upon this Agreement; the Obligations shall be conclusively deemed to have been created in reliance upon this Agreement; and all dealings between Pledgor and Pledgee shall be conclusively deemed to have been had in reliance upon this Agreement. Pledgor waives diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon the Company or Pledgor with respect to the Obligations. Pledgee may, but shall be under no obligation to, pursue such rights and remedies as it may have against the Company or any other person or against any collateral security or guarantee for the Obligations or any right of offset with respect thereto, and any failure by Pledgee to pursue such other rights or remedies or to collect any payments from the Company or any such other person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of the Company or any such other person or of any such collateral security, guarantee or right of offset, shall not relieve Pledgor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of Pledgee against Pledgor or the Collateral.

Section 44. **Amendment; Waiver.**

(a) This Pledge Agreement may be amended, modified, waived or terminated only by written agreement between Pledgor and Pledgee; provided, however, that no such amendment, modification, waiver or termination shall be binding upon Pledge Holder without its written consent.

(b) Pledgee, by act, delay, omission, acceptance of partial payment or otherwise, shall not be deemed to have waived any rights or remedies hereunder unless such waiver is in writing and signed by Pledgee, and then only to the extent therein set forth. No waiver by the Pledgee of any breach or default by Pledgor hereunder on one occasion shall be deemed a waiver of any other breach or default on any future occasions.

Section 45. **Governing Law.** This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to the principles of conflicts or choice of laws thereof.

Section 46. **Enforceability, Severability.**

(a) It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, to the extent that a provision contained herein is more restrictive than permitted by the laws of any jurisdiction where this Agreement may be subject to review and interpretation, the terms of such provision, for the purpose only of the operation of such provision in such jurisdiction, shall be the maximum restriction allowed by the laws of such jurisdiction and such provision shall be deemed to have been revised accordingly herein. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(b) Where provisions of any law or regulation resulting in the prohibition or unenforceability of a provision of this Agreement may be waived, they are hereby waived by Pledgor to the full extent permitted by law so that this Agreement shall be deemed a valid, binding agreement, and the security interest created hereby shall constitute a continuing first perfected security interest in the Collateral.

Section 47. **Section Headings.** The Section Headings in this Agreement are for convenience only and shall not affect the construction hereof nor be taken into consideration in the interpretation hereof.

Section 48. **Notices.** All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and signed by the party giving such notice and shall be deemed to have been duly given or made: if by hand, immediately upon delivery with receipt acknowledged; if by telecopier or similar electronic device, two (2) hours after sending, provided it is sent on a business day, but if not, then immediately upon the beginning of the first business day after being sent if confirmed by evidence or confirmation of receipt; if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch with proof of delivery by such service; and if mailed by certified mail, return receipt requested, three (3) business days after mailing. All notices, requests, and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

If to Pledgor: Pacific CMA International, LLC
                                      7331 S. Meadow Court
                                      Boulder, Colorado   80301
                                      Attention: Alfred Lam, President
                                      Telephone: (303)
                                      Telecopier: (303)

  with a copy to: Thacher Proffitt & Wood
                                      One Exchange Place
                                      Jersey City, New Jersey   07303
                                      Attention: Michael E. Helmer, Esq.
                                      Telephone: (201) 369-3280
                                      Telecopier: (201) 369-3290

If to Pledgee: Scott Turner
                                      15 Caumsett Farms Lane
                                      Woodbury, New York 11797
                                      Telephone: (516) 496-3233
                                      Telecopier: (516) 496-0550

  with a copy to: Robinson Brog Leinwand
                                        Greene Genovese & Gluck P.C.
                                      1345 Avenue of the Americas
                                      New York, New York   10105

                    Attention: Marshall J. Gluck, Esq.
                    Telephone: (212) 603-6300
                    Telecopier: (212) 956-2164

If to Pledge Holder: Robinson Brog Leinwand
                                        Greene Genovese & Gluck P.C.
                                      1345 Avenue of the Americas
                                      New York, New York   10105
                                      Attention: Marshall J. Gluck, Esq.
                                      Telephone: (212) 603-6300
                                      Telecopier: (212) 956-2164

        Section 49.   Waiver of Jury Trial.   Pledgor hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement and for any counterclaim herein.

        Section 50.   Execution in Counterparts.   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall be deemed for all purposes one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be executed and delivered as of the day and year first above written.

PLEDGOR: **PACIFIC CMA INTERNATIONAL, LLC**

By:_____
                  , Manager

PLEDGEE:

_____
SCOTT TURNER

PLEDGE HOLDER: ROBINSON BROG LEINWAND
                              GREENE GENOVESE & GLUCK P.C.

By:_____
   A Member of the Firm

Exhibit 10.5

PLEDGE AGREEMENT

_____**PLEDGE AGREEMENT** dated as of April 30, 2002 ("Pledge Agreement") between **Thomas Zambuto** ("Pledgee"), **Pacific CMA International, LLC,** a Colorado limited liability company ("Pledgor"), and **Robinson Brog Leinwand Greene Genovese & Gluck P.C.** ("Pledge Holder").

W I T N E S S E T H :

WHEREAS, Pledgor has acquired from Pledgee and is the owner of 40.5 shares of common stock, no par value per share (the "Pledged Shares") of Airgate International Corp., a New York corporation (the "Company"), which Pledged Shares constitute 40.5% of the outstanding shares of common stock of the Company. Concurrently with the execution and delivery hereof, Pledgor is delivering to Pledgee its promissory note (the "Note"), evidencing Pledgor's indebtedness to Pledgee in the amount of $600,000; and

WHEREAS, as an inducement for Pledgee to accept the Note as good and valuable consideration, Pledgor has agreed to grant and does hereby grant to Pledgee a security interest in the Pledged Shares.

NOW, THEREFORE, in consideration of the premises, the mutual covenants, the terms and conditions herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 51. Pledge; Grant of Security Interest.

(a)   As collateral security for the due and punctual payment and performance of all obligations of Pledgor under the Note (all such obligations of Pledgor are collectively referred to herein as the "Obligations"), Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and delivers to Pledge Holder to hold for and on behalf of Pledgee, and hereby grants to Pledgee a continuing first priority security interest in, all of the Pledged Shares, represented by stock certificate numbers 2 and 7 (collectively, the "Certificates") evidencing, in the aggregate, 40.5 shares of Common Stock, accompanied by a duly executed irrevocable stock power endorsed in blank and in proper form for transfer (the "Stock Power"). The Pledged Shares and the Stock Power, together with all additions thereto, substitutions and replacements therefor, dividends and distributions thereon, causes or rights with respect thereto and all proceeds thereof in any form, and any amounts payable under or in connection with any of the Collateral which may become evidenced by any promissory note, other instrument or chattel paper, are hereinafter collectively referred to as the "Collateral".

(b)   In the event that during the term of this Agreement any stock dividend, reclassification, stock split, readjustment, warrant, option or right to acquire additional securities is issued with respect to the Collateral or any part thereof all such new, substituted or additional shares or securities which Pledgor shall become entitled to receive as a result thereof, and any promissory notes, other instruments and chattel paper as described in Section 1(a) hereof, shall be promptly delivered to Pledge Holder, together with appropriate instruments of transfer duly endorsed in blank.

Section 52.   <u>Representations, Warranties and Covenants</u>.   Pledgor hereby represents, warrants and covenants to and with Pledgee as follows:

(a)   This Pledge Agreement constitutes Pledgor's valid and legally binding obligation, enforceable against Pledgor in accordance with its terms. The execution, delivery and performance of this Agreement by Pledgor will not violate any provision of (i) any statute, rule, regulation, judgment, order, decree or award, or (ii) any agreement, instrument, commitment, arrangement or understanding by which Pledgor or the Pledged Shares are bound, nor will such execution, delivery or performance result in the creation or imposition of any lien, claim, charge, security interest or encumbrance (a "Lien") on any of the Collateral except for the security interest created by this Agreement.

(b)   The Pledged Shares have been duly authorized and are validly issued and outstanding, fully paid and non-assessable. There are (i) no voting trusts, shareholders' agreements, or other agreements, instruments, commitments, arrangements or understandings of any nature with respect to the voting or disposition of the Pledged Shares, or that otherwise relate to the Pledged Shares, and (ii) no transfer restrictions or other encumbrances in any way restricting the transfer, pledge, hypothecation or other encumbrance of any of the Pledged Shares.

(c)   Pledgor is the sole record and beneficial owner of, and has the complete and unconditional authority to transfer, pledge and deliver the Collateral and holds the Collateral free and clear of all Liens, except for the security interest created by this Agreement. No security agreement, financing statement or other public notice claiming any lien with respect to all or any part of the Collateral is on file or of record in any public office, except such as may have been filed in favor of Pledgee pursuant to this Agreement.

(d)   No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required either (i) for the pledge by Pledgor of the Collateral pursuant to this Agreement or for the execution, delivery or performance of the Agreement by Pledgor or (ii) for the exercise by Pledgee of the voting or other rights provided for in this Agreement or the remedies in respect of the Collateral pursuant to this Agreement (except as may be required in connection with such disposition by laws affecting the offering and sale of securities generally).

(e)   Pledgor shall cause any additional securities or property issued to or received by him with respect to any of the Collateral (other than cash), whether as a dividend or otherwise and whether for value paid by him or otherwise, to be pledged to Pledgee and delivered to Pledge Holder, in each case accompanied by appropriate instruments of assignment duly executed in blank by Pledgor substantially the same as the Stock Power.

(f)   Pledgor shall not grant any Lien, claim, charge, security interest or encumbrance with respect to the Collateral hereafter, other than those in favor of Pledgee, and Pledgor shall take such other action as is necessary to remove any (non-consensual) lien, claim, charge, security interest or encumbrance that may hereafter exist with respect to the Collateral, other than the security interest created hereby. Pledgor shall not enter into any agreement or undertaking restricting the right or ability of Pledgor or Pledgee to sell, assign or transfer any of the Collateral.

(g)   Pledgor shall not sell, exchange, hypothecate, pledge, assign, convey, mortgage or abandon any Collateral without the prior written consent of Pledgee.

(h)   No litigation, investigation or proceeding before any court, arbitrator, governmental authority or agency is pending, or to the knowledge of Pledgor, threatened, by or against Pledgor or involving any of the Collateral.

(i)   Pledgor agrees that at any time and from time to time, at the expense of Pledgor, Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that Pledgee may request, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

(j)   The security interest granted to Pledgee pursuant to this Pledge Agreement constitutes and creates a valid and continuing first perfected lien on and first perfected security interest in the Collateral in favor of Pledgee prior to all other liens and rights of others.

(k)   If an Event of Default (as defined in Section 5 hereof) shall have occurred, Pledgee shall have the right, without the obligation, to do all things it deems necessary or advisable to discharge the same, and any sums paid by Pledgee, or the cost thereof, including, without limitation, reasonable attorneys' fees and expenses, shall be reimbursed by Pledgor to Pledgee on demand.

(l)   Pledgor acknowledges and agrees that nothing contained herein shall obligate or impose a duty upon Pledgee to assume any duties or obligations of Pledgor with respect to any of the Collateral.

(m)   Pledgor shall, at its own expense, defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein adverse to the interests of Pledgee.

(n)   Pledgor shall furnish to Pledgee such information concerning the Collateral as Pledgee may from time to time reasonably request, and shall allow Pledgee to inspect and copy and shall furnish Pledgee with copies of all such records reasonably required.

(o)   In the event that all or any part of the Collateral constituting securities is lost, destroyed or wrongfully taken while in the possession of Pledge Holder, Pledgor agrees that it will use its best efforts to cause the Company to issue new securities in place of the lost, destroyed or wrongfully taken securities upon request therefor by Pledgee, without the necessity of any indemnity, bond or other security other than Pledgee's agreement of indemnity therefore.

(p)   Any sums paid upon or in respect of the Pledged Shares upon the liquidation or dissolution of the Company shall be paid over to Pledge Holder to be held by it hereunder as additional collateral security for the Obligations, and in case any distribution of capital shall be made on or in respect of the Pledged Shares or any property shall be distributed on or in respect of the Pledged Shares pursuant to the recapitalization or reclassification of the capital of the Company or pursuant to the reorganization thereof, the property so distributed shall be delivered to Pledge Holder to be held by it hereunder as additional collateral security for the Obligations. If any sums of money or property so paid or distributed in respect of the Pledged Shares shall be received by Pledgor, Pledgor shall, until such money or property is paid or delivered to Pledge Holder, hold such money or property in trust for Pledgee (and as to such money, in a segregated account), as additional collateral security for the Obligations.

Section 53.   Appointment of Pledge Holder and Deposit of Pledged Stock.   Pledge Holder hereby accepts its appointment and designation as Pledge Holder to act in accordance with and pursuant to the terms and conditions set forth herein and acknowledges the deposit by Pledgor of, and receipt by Pledge Holder of, the Certificates and Stock Power, to be held in accordance with this Pledge Agreement.

Section 54.   Voting Rights; Dividends.

(a)   So long as no Event of Default, shall have occurred and is continuing: (i) Pledgor shall be entitled to exercise any and all voting and other consensual rights and powers relating or pertaining to the Pledged Shares or any part thereof for any purpose, provided that no vote shall be cast or right or power exercised that would impair the Collateral; and (ii) Pledgor shall be entitled to receive and retain any and all dividends payable in cash in respect of the Collateral.

(b)   Upon the occurrence of an Event of Default, until such Event of Default shall be cured or waived, (i) all rights of Pledgor to exercise the voting and other consensual rights and powers which it would otherwise be entitled to exercise pursuant to Section 4(a)(i) hereof and to receive dividends pursuant to Section 4(a)(ii) hereof shall cease, and all such rights shall thereupon become vested in Pledgee, who shall have the sole and exclusive right and authority to exercise such voting and other consensual rights and powers and to receive such dividends as Collateral; (ii) all dividends that are received by Pledgor contrary to the provisions of paragraph (i) of this Section 4(b) shall be received in trust for the benefit of Pledgee, shall be segregated from other funds of Pledgor and shall be forthwith paid over to Pledgee as Collateral in the same form so received (with any necessary endorsement), and (iii) Pledgee may exercise any and all rights, privileges and options pertaining to the Collateral as if it were the absolute owner thereof.

Section 55.   Event of Default.   An "Event of Default" shall mean the occurrence of any of the following:

(a)   a representation or warranty of Pledgor in this Agreement shall be inaccurate or untrue in any material respect;

(b)   the material breach by Pledgor of any covenant in this Agreement; or

(c)   an event of default, as such term may be defined in the Note, shall occur and be continuing under the Note.

Section 56.   Remedies on Default.

(a)   Upon the occurrence of an Event of Default, Pledge Holder shall deliver the Collateral to Pledgee and Pledgee shall have the right, but not the obligation, to do any of the following with respect to the Collateral:

(i)   Pledgee may exercise any or all rights and remedies granted under this Pledge Agreement and/or as otherwise provided by the Uniform Commercial Code in effect in the State of New York, as amended or supplemented from time to time (the "Code") or any other applicable law, all of which rights and remedies, to the full extent permitted by law, shall be cumulative and not alternative; and

(ii)   Pledgee may, to the fullest extent permitted by law and upon thirty (30) business days' prior written notice to Pledgor of the time and place, with respect to the Collateral or any part thereof that shall then be or shall thereafter come into the possession, custody or control of Pledgee, sell, lease, assign, give options to purchase, or otherwise dispose of all or any part of that Collateral, at such place or places as Pledgee deems best, for cash or on credit or for future delivery (without thereby assuming any credit risk) and upon such other terms as Pledgee may deem commercially reasonable, at either a public or private sale at its absolute discretion, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except for such notices as are required by the Code or other law). Pledgee, Pledgor or anyone else may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale (or, to the extent permitted by law, at any private sale), and thereafter hold the same free from any claim or right of any kind whatsoever, including any right or equity of redemption (statutory or otherwise), any such demand, notice or right and equity being hereby expressly waived and released by Pledgor.

(b)   Pledgor recognizes that Pledgee may be unable to effect a public sale of any or all of the Pledged Shares, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner.

(c)   Pledgee shall not be obligated to make any sale of the Collateral regardless of notice of sale having been given. The Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

(d)   Pledgee may exchange any of the Collateral for other property upon a reorganization or recapitalization of the Company and, in connection therewith, deposit any of the Collateral with any committee or depository of the Company upon such terms as Pledgee may determine.

(e)   To the extent permitted by applicable law, Pledgor waives all claims, damages, and demands against Pledgee arising out of the repossession, retention or sale of the Collateral.

Section 57.   Expenses. Pledgor shall, upon demand, pay to Pledgee the amount of any and all reasonable expenses, including the reasonable fees and expenses of its attorneys and of any experts and agents, which Pledgee may incur in connection with (a) the sale of, collection from, or other realization upon, any of the Collateral, (b) the exercise or enforcement of any of the rights of Pledgee hereunder, or (c) the failure by Pledgor to perform or observe any of the provisions hereof.

Section 58.   Application of Proceeds. Except as otherwise herein expressly provided, the proceeds of any sale, collection or other realization of all or any part of the Collateral pursuant to this Pledge Agreement shall be applied by Pledgee first to the payment of the costs and expenses of such sale, collection or other realization, including out-of-pocket costs and expenses of Pledgee and the reasonable fees and expenses of its attorneys, experts and agents, and all expenses and advances made or incurred by Pledgee in connection therewith and second to the payment in full of the Obligations, in such amounts and proportions as Pledgee may reasonably determine, and only after such application and after the payment by Pledgee of any other amount required by any provision of law, need Pledgee account for any surplus.

Section 59.   Reasonable Care. Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which Pledgee accords its own similar property, it being understood that Pledgee shall not have the responsibility for (a) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to the Collateral, whether or not Pledgee has or is deemed to have knowledge of such matters, (b) taking any steps to preserve the rights against any parties with respect to any Collateral, or (c) investing any Collateral.

Section 60.   Pledge Holder.

(a)   Pledge Holder may resign and be discharged from its duties hereunder at any time by giving notice of such resignation to Pledgor and Pledgee, specifying a date upon which such resignation shall take effect. Upon such notice, a successor Pledge Holder shall be appointed with the consent of Pledgor and Pledgee, such successor Pledge Holder to become Pledge Holder hereunder on the resignation date specified in such notice, whereupon all obligations imposed and rights conferred by this Pledge Agreement shall be binding upon and inure to the benefit of said successor Pledge Holder. Pledgor and Pledgee may agree at any time to substitute a new Pledge Holder by giving notice thereof to Pledge Holder then acting as such.

(b)   Pledge Holder shall perform only such duties as are specifically set forth herein and may conclusively rely and shall be protected in acting or refraining from acting on any written notice, instrument or signature believed by it to be genuine and to have been signed or presented by the proper party or parties duly authorized to do so. Pledge Holder shall have no responsibility for the contents of any writing contemplated herein and may rely without any liability upon the contents thereof.

(c)   Pledge Holder shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized hereby or within the rights or powers conferred upon it hereunder, nor for action taken or omitted by it in good faith and in accordance with the advice of counsel (which counsel may be of Pledge Holder's own choosing), and shall not be liable for any mistake of fact or error of judgment or for any acts or omissions of any kind unless caused by willful misconduct or gross negligence.

(d)   Pledgor and Pledgee shall severally indemnify Pledge Holder and hold it harmless from and against any and all liabilities incurred by it hereunder, except for liabilities incurred by Pledge Holder resulting from its own willful misconduct or gross negligence.

Section 61.   Liability for Deficiency.   If upon any sale, collection or other realization of or upon the Collateral pursuant to this Pledge Agreement the proceeds are insufficient to cover the costs and expenses of such sale, collection or realization and the payment in full of the Obligations, Pledgor shall remain liable for any deficiency.

Section 62.   Pledgee Appointed Attorney-in-Fact.

(a)   Pledgor hereby irrevocably appoints Pledgee as Pledgor's attorney-in-fact, with full power of substitution and full authority in the place and stead of, and in the name of, Pledgor or otherwise from time to time in Pledgee's discretion, to take any action and to execute any instrument which Pledgee may deem necessary or advisable to protect, preserve or realize upon the Collateral and to accomplish the purpose of this Pledge Agreement after the occurrence of an Event of Default, including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same. Pledgee's authority hereunder shall also include, without limitation, the authority to: (i) commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect to the Collateral; (ii) to defend any suit, action or proceeding brought against Pledgor with respect to the Collateral; and (iii) to settle, compromise or adjust any suit, action or proceeding described in the foregoing clause (ii), provided that any such settlement, compromise or adjustment shall not create monetary damages against Pledgor. Pledgee shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons.

(b)   Pledgor hereby ratifies and approves all actions taken pursuant to the foregoing power of attorney whether taken by Pledgee or by any other person or persons designated by Pledgee and neither Pledgee nor such person or persons will be liable for any acts or omissions or for any error of judgment or mistake of fact or law. This power shall be deemed coupled with an interest and shall be irrevocable until the Obligations have been fully satisfied. Pledgee may appoint such persons, firms or corporations as, in its sole discretion, it may determine for the purpose of exercising any powers and taking any action permitted to be exercised or taken by Pledgee under or pursuant to any of the provisions of this Agreement. Pledgee shall not be liable for default or misconduct of any such agents or attorneys-in-fact selected by Pledgee with reasonable care.

Section 63.   No Subrogation.   Notwithstanding anything to the contrary in this Agreement, Pledgor hereby irrevocably waives all rights which it may have in connection with this Pledge Agreement to be subrogated to any of the rights of Pledgee against the Company or against any collateral security or guarantee or right of offset held by Pledgee or for the payment of the Obligations.

Section 64. **Successors and Assigns.** All the terms, provisions, conditions and covenants herein contained shall be binding upon and shall inure to the benefit of the respective successors and assigns and legal representatives of Pledgor and Pledgee.

Section 65. **Further Assurances.** Pledgor agrees that at any time and from time to time, at the expense of Pledgor, Pledgor shall take such further acts and execute and deliver such additional agreements and instruments that may be necessary or desirable, or as Pledgee may at any time reasonably request in connection with the administration or enforcement of this Pledge Agreement or related to the Collateral or any part thereof or in order better to assure and confirm unto Pledgee his rights, powers and remedies hereunder.

Section 66. **Termination.** This Pledge Agreement shall terminate as to Pledgor when all of the Obligations have been fully paid and performed, at which time Pledge Holder is hereby expressly authorized and directed to reassign and redeliver and shall cause to be reassigned and redelivered to Pledgor or to such person or persons as Pledgor shall designate, against receipt, such of the Collateral (if any) as shall not have been sold or otherwise applied by Pledgee pursuant to the terms hereof and shall still be held by Pledge Holder hereunder, together with appropriate instruments of reassignment and release.

Section 67. **Amendments with respect to Obligations.** Pledgor shall remain obligated hereunder and the Collateral shall remain subject to the security interest granted hereby, notwithstanding that, without notice to or further assent by Pledgor, any demand for payment of any of the Obligations made by Pledgee may be rescinded by Pledgee, and any of the Obligations continued, and the Obligations, or the liability of the Company or any other person upon or for any part thereof, any collateral security or guarantee therefore or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered, or released by Pledgee. Pledgor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by Pledgee upon this Agreement; the Obligations shall be conclusively deemed to have been created in reliance upon this Agreement; and all dealings between Pledgor and Pledgee shall be conclusively deemed to have been had in reliance upon this Agreement. Pledgor waives diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon the Company or Pledgor with respect to the Obligations. Pledgee may, but shall be under no obligation to, pursue such rights and remedies as it may have against the Company or any other person or against any collateral security or guarantee for the Obligations or any right of offset with respect thereto, and any failure by Pledgee to pursue such other rights or remedies or to collect any payments from the Company or any such other person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of the Company or any such other person or of any such collateral security, guarantee or right of offset, shall not relieve Pledgor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of Pledgee against Pledgor or the Collateral.

Section 68. **Amendment; Waiver.**

(a)   This Pledge Agreement may be amended, modified, waived or terminated only by written agreement between Pledgor and Pledgee; provided, however, that no such amendment, modification, waiver or termination shall be binding upon Pledge Holder without its written consent.

(b)   Pledgee, by act, delay, omission, acceptance of partial payment or otherwise, shall not be deemed to have waived any rights or remedies hereunder unless such waiver is in writing and signed by Pledgee, and then only to the extent therein set forth. No waiver by the Pledgee of any breach or default by Pledgor hereunder on one occasion shall be deemed a waiver of any other breach or default on any future occasions.

Section 69. **Governing Law.**   This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without regard to the principles of conflicts or choice of laws thereof.

Section 70. **Enforceability, Severability.**

(a)   It is the desire and intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, to the extent that a provision contained herein is more restrictive than permitted by the laws of any jurisdiction where this Agreement may be subject to review and interpretation, the terms of such provision, for the purpose only of the operation of such provision in such jurisdiction, shall be the maximum restriction allowed by the laws of such jurisdiction and such provision shall be deemed to have been revised accordingly herein. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(b)   Where provisions of any law or regulation resulting in the prohibition or unenforceability of a provision of this Agreement may be waived, they are hereby waived by Pledgor to the full extent permitted by law so that this Agreement shall be deemed a valid, binding agreement, and the security interest created hereby shall constitute a continuing first perfected security interest in the Collateral.

Section 71. <u>Section Headings</u>. The Section Headings in this Agreement are for convenience only and shall not affect the construction hereof nor be taken into consideration in the interpretation hereof.

Section 72. <u>Notices</u>. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and signed by the party giving such notice and shall be deemed to have been duly given or made: if by hand, immediately upon delivery with receipt acknowledged; if by telecopier or similar electronic device, two (2) hours after sending, provided it is sent on a business day, but if not, then immediately upon the beginning of the first business day after being sent if confirmed by evidence or confirmation of receipt; if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch with proof of delivery by such service; and if mailed by certified mail, return receipt requested, three (3) business days after mailing. All notices, requests, and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

If to Pledgor:

    Pacific CMA International, LLC
    7331 S. Meadow Court
    Boulder, Colorado   80301
    Attention: Alfred Lam, President
    Telephone: (303)
    Telecopier: (303)

with a copy to:

    Thacher Proffitt & Wood
    One Exchange Place
    Jersey City, New Jersey   07303
    Attention: Michael E. Helmer, Esq.
    Telephone: (201) 369-3280
    Telecopier: (201) 369-3290

If to Pledgee:

    Thomas Zambuto
    32-10 Park Avenue
    Oceanside, New York 11572
    Telephone: (516) 766-7634

with a copy to:

    Robinson Brog Leinwand
      Greene Genovese & Gluck P.C.
    1345 Avenue of the Americas
    New York, New York   10105
    Attention: Marshall J. Gluck, Esq.

Telephone:	(212) 603-6300
Telecopier:	(212) 956-2164

If to Pledge Holder:

Robinson Brog Leinwand
  Greene Genovese & Gluck P.C.
1345 Avenue of the Americas
New York, New York   10105

Attention:	Marshall J. Gluck, Esq.
Telephone:	(212) 603-6300
Telecopier:	(212) 956-2164

Section 73.   **Waiver of Jury Trial.**   Pledgor hereby irrevocably and unconditionally waives trial by jury in any legal action or proceeding relating to this Agreement and for any counterclaim herein.

Section 74.   **Execution in Counterparts.**   This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall be deemed for all purposes one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be executed and delivered as of the day and year first above written.

        PLEDGOR: **PACIFIC CMA INTERNATIONAL, LLC**

        By: _____

                                , Manager

        PLEDGEE:

        _____

        THOMAS ZAMBUTO

        PLEDGE HOLDER: ROBINSON BROG LEINWAND
                                      GREENE GENOVESE & GLUCK P.C.

        By: _____

          A Member of the Firm

Exhibit 10.6

GUARANTY made as of the 30th day of April, 2002, by **PACIFIC CMA, INC.** (the "Guarantor") in favor of **SCOTT TURNER** ("Turner").

W I T N E S S E T H :

WHEREAS, in connection with its acquisition from Turner of Turner's Shares, as defined in that certain Stock Purchase Agreement dated as of April 30, 2002, between Turner and Pacific CMA International, LLC, a Colorado limited liability company, (the "Debtor"), Debtor is indebted to Turner in the sum of $600,000, as evidenced by the Note issued by the Debtor dated the date hereof (the "Note"); and

WHEREAS, Guarantor holds all of the membership interests in Debtor; and

WHEREAS, in order to induce Turner to accept the Note, Debtor has offered that Guarantor execute and deliver this Guaranty to Turner;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the adequacy of which is hereby acknowledged, Guarantor does hereby agree as follows:

75.   **Guaranty.**   Guarantor hereby irrevocably, absolutely and unconditionally guarantees the prompt payment when due, whether by stated maturity, required prepayment, acceleration or otherwise, of any amounts now or hereafter owing in respect of the Note,

whether for principal, interest, fees, expenses (including legal fees) or otherwise, (collectively, the "Guaranteed Obligations").

76. **Guaranty Terms.**

(a) Guarantor guarantees that the Guaranteed Obligations shall be paid and performed strictly in accordance with the terms of the Note regardless of any law, regulation or decree now or hereafter in effect. This Guaranty is (i) a continuing guaranty and shall remain in full force and effect until all the Guaranteed Obligations have been satisfied in full, and (ii) shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by Turner upon the insolvency, bankruptcy or reorganization of the Debtor or otherwise, all as though such payment had not been made. The guarantee is a guarantee of payment and not a guarantee of collection. The obligation of Guarantor shall not be impaired, diminished or discharged, in whole or in part, by any extension of time granted by Turner, by the unenforceability of the Note, in whole or in part, for any reason whatsoever, or by any act, omission, event or circumstance which might operate to discharge a guarantor in whole or in part or which might operate as a defense, in whole or in part, to any obligation of a guarantor or which might invalidate, in whole or in part, a guarantee.

(b) Turner shall not be required to resort to or pursue any of his rights or remedies under or with respect to any other agreement, including the Note, before pursuing any of his rights or remedies hereunder. Turner may pursue his rights and remedies in such order as he determines, and the exercise by Turner of any right or remedy will not preclude his exercise of any other right or remedy. The failure or delay by Turner in exercising any of his rights hereunder in any instance shall not constitute a waiver thereof in that or any other instances.

77.   **Nature of Guaranty.**   The liability of Guarantor hereunder is independent of the Debtor's obligations, and a separate action or separate actions may be brought and prosecuted against Guarantor, whether any action is brought or prosecuted against the Debtor or whether the Debtor is joined in such action or actions. Upon any Event of Default under the Note, Turner may, at his option, proceed directly and at once, upon the giving of the notice required in Section 6 hereof, against Guarantor, to collect and recover the full amount of its liability hereunder, or any portion thereof, without proceeding against the Debtor or any other person or entity.

78.   **No Subrogation.**   In the event Guarantor advances, makes any payment or is obligated to pay any amounts hereunder, or in the event any successor to Guarantor does any of the foregoing, the amounts advanced, paid or the obligation therefor, shall at all times be subordinate to the rights and remedies of Turner, until the Guaranteed Obligations are paid in full or otherwise satisfied. Nothing contained herein shall be construed to give any right of subrogation and Guarantor hereby expressly waives all rights of subrogation and participation whatsoever until the Guaranteed Obligations are paid in full.

79.   **Waivers.** Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations, except as provided in

Section 6 hereof. Guarantor also waives the right to require Turner to proceed against the Debtor or any other person liable on the Guaranteed Obligations, or to pursue any other remedy. Turner may exercise any right or remedy that he may have against the Debtor, without affecting or impairing in any way the liability of Guarantor hereunder, except to the extent the Guaranteed Obligations have been paid, and Guarantor waives any defense arising out of the absence, impairment or loss of any right of reimbursement, contribution or subrogation or any other right or remedy of Guarantor against the Debtor. Guarantor waives all defenses based upon suretyship or impairment of collateral, notice of acceptance of this Guaranty, presentment, demand or notice of Event of Default as defined in the Note, and any suretyship defenses.

80. **Notice and Demand for Payment.** Upon an Event of Default under the Note, Turner shall notify Guarantor of the occurrence of such default and may demand payment by Guarantor of the Guaranteed Obligations up to the Guaranty Limit. Guarantor shall have ten (10) days after receipt of such demand within which to pay the Guaranteed Obligations to such extent. If Guarantor has not paid the defaulted Guaranteed Obligations within said ten (10) day period, Turner may then exercise any remedy he may have, including but not limited to the right to proceed against Guarantor under this Guaranty.

81. **Amendments, Etc.** No amendment or waiver of any provisions of this Guaranty nor consent to any departure by Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by Guarantor and Turner, and then such amendment or

waiver shall be effective only in the specific instance and for the specific purpose for which given.

82.   **Notices.**   All notices, requests, demands and other communications that are required or may be given under this Guaranty shall be in writing and shall be deemed to have been duly given or made: if by hand, immediately upon delivery; if by telecopier, immediately upon the beginning of the first business day after being sent; if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch; and if mailed by certified mail, return receipt requested, four (4) business days after mailing. All notices, requests and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

If to Guarantor: Pacific CMA, Inc.
                               7331 S. Meadow Court
                               Boulder, Colorado   80301
                               Attention: Alfred Lam, President
                               Telephone: (303)
                               Telecopier: (303)

With a copy to: Thacher Proffitt & Wood
                               One Exchange Place
                               Jersey City, New Jersey   07303
                               Attention: Michael E. Helmer, Esq.
                               Telephone: (201) 369-3280
                               Telecopier: (201) 369-3290

If to Turner: Scott Turner
                               15 Caumsett Farms Lane
                               Woodbury, New York 11797
                               Telephone: (516) 496-3233
                               Telecopier: (516) 496-0550

With a copy to:	Robinson Brog Leinwand Greene
	Genovese & Gluck P.C.
	1345 Avenue of the Americas
	New York, New York 10105
	Attn: Marshall J. Gluck, Esq.
	Telephone: (212) 603-6300
	Telecopier: (212) 956-2164

83.   **Governing Law.**   This Guaranty shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable conflicts of laws principles.

84.   **Consent to Agreement.**   Guarantor in all respects consents to the terms and provisions of the Note.

85.   **WAIVER OF TRIAL BY JURY.**

(a)   GUARANTOR HEREBY ACKNOWLEDGES THAT DISPUTES ARISING UNDER THIS GUARANTY OR OTHERWISE RELATING TO THE OBLIGATIONS OF GUARANTOR HEREUNDER ARE LIKELY TO BE COMPLEX AND ITS DESIRE TO STREAMLINE AND MINIMIZE THE COST OF RESOLVING SUCH DISPUTES. THEREFORE, GUARANTOR IRREVOCABLY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, COUNTERCLAIM, DISPUTE OR PROCEEDING BASED UPON, OR RELATED TO THE SUBJECT MATTER OF THIS GUARANTY OR OTHERWISE RELATING TO THE OBLIGATIONS OF GUARANTOR HEREUNDER. WITHOUT LIMITING THE FOREGOING, THIS WAIVER AND COVENANT APPLIES:

(i)   TO ALL CLAIMS AGAINST ALL PARTIES TO SUCH DISPUTES, ACTIONS AND PROCEEDINGS INCLUDING THOSE INVOLVING THE DEBTOR, GUARANTOR OR ANY OF THEIR RESPECTIVE PARENTS, SUBSIDIARIES, AFFILIATES OR RELATED ENTITIES, OR ANY OFFICER, DIRECTOR, SHAREHOLDER, MEMBER, ATTORNEY OR PARTNER OF ANY OF THEM;

(ii)   IRRESPECTIVE OF WHETHER SUCH DISPUTE, ACTION OR PROCEEDING ARISES UNDER THIS GUARANTY OR ANY OTHER AGREEMENT, NOTE, PAPER, INSTRUMENT OR DOCUMENT HERETOFORE OR HEREAFTER EXECUTED RELATING TO ANY OF THE OBLIGATIONS OF GUARANTOR HEREUNDER; AND

(iii)   IRRESPECTIVE OF WHETHER SUCH DISPUTE, ACTION OR PROCEEDING ARISES IN CONNECTION WITH OR IS BASED UPON INTENTIONAL OR UNINTENTIONAL CONDUCT, FRAUD, IMPROPER ACTION OR FAILURE TO ACT, OR ANY OTHER CIRCUMSTANCES.

(b)   THIS WAIVER IS KNOWINGLY AND VOLUNTARILY MADE BY GUARANTOR, AND GUARANTOR ACKNOWLEDGES THAT NEITHER Turner NOR ANY PERSON ACTING ON BEHALF OF TURNER HAS MADE ANY REPRESENTATIONS TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY TO MODIFY OR NULLIFY ITS EFFECT.   GUARANTOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN CONNECTION WITH THE SIGNING OF THIS GUARANTY AND IN THE MAKING OF THIS

WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. GUARANTOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER.

86. **Partial Validity.** If any provision of this Guaranty, or the application hereof to a person or circumstance shall to any extent be held void, unenforceable or invalid, then the remainder of this Guaranty or the application of such provision to persons or under circumstances other than those as to which it is held void, unenforceable or invalid shall not be affected thereby and each provision of this Guaranty shall be valid and enforced to the fullest extent permitted by law.

87. **Headings.** The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, Guarantor has executed this instrument as of the date and year first above written.

PACIFIC CMA, INC.

By:_____
      Alfred Lam, President

STATE OF NEW YORK   )
)

COUNTY OF NEW YORK   ) ss.:

On the   day of May in the year 2002 before me, the undersigned, a notary public in and for said state, personally appeared **ALFRED LAM,** personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

Notary Public

Exhibit 10.7

GUARANTY made as of the 30th day of April, 2002, by **PACIFIC CMA, INC.** (the "Guarantor") in favor of **THOMAS ZAMBUTO** ("Zambuto").

W I T N E S S E T H :

WHEREAS, in connection with its acquisition from Zambuto of Zambuto's Shares, as defined in that certain Stock Purchase Agreement dated as of April 30, 2002, between Zambuto and Pacific CMA International, LLC, a Colorado limited liability company, (the "Debtor"), Debtor is indebted to Zambuto in the sum of $600,000, as evidenced by the Note issued by the Debtor dated the date hereof (the "Note"); and

WHEREAS, Guarantor holds all of the membership interests in Debtor; and

WHEREAS, in order to induce Zambuto to accept the Note, Debtor has offered that Guarantor execute and deliver this Guaranty to Zambuto;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the adequacy of which is hereby acknowledged, Guarantor does hereby agree as follows:

88. **Guaranty.** Guarantor hereby irrevocably, absolutely and unconditionally guarantees the prompt payment when due, whether by stated maturity, required prepayment, acceleration or otherwise, of any amounts now or hereafter owing in respect of the Note, whether for principal, interest, fees, expenses (including legal fees) or otherwise, (collectively, the "Guaranteed Obligations").

89.   **Guaranty Terms.**

(a)   Guarantor guarantees that the Guaranteed Obligations shall be paid and performed strictly in accordance with the terms of the Note regardless of any law, regulation or decree now or hereafter in effect. This Guaranty is (i) a continuing guaranty and shall remain in full force and effect until all the Guaranteed Obligations have been satisfied in full, and (ii) shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by Zambuto upon the insolvency, bankruptcy or reorganization of the Debtor or otherwise, all as though such payment had not been made. The guarantee is a guarantee of payment and not a guarantee of collection. The obligation of Guarantor shall not be impaired, diminished or discharged, in whole or in part, by any extension of time granted by Zambuto, by the unenforceability of the Note, in whole or in part, for any reason whatsoever, or by any act, omission, event or circumstance which might operate to discharge a guarantor in whole or in part or which might operate as a defense, in whole or in part, to any obligation of a guarantor or which might invalidate, in whole or in part, a guarantee.

(b)   Zambuto shall not be required to resort to or pursue any of his rights or remedies under or with respect to any other agreement, including the Note, before pursuing any of his rights or remedies hereunder. Zambuto may pursue his rights and remedies in such order as he determines, and the exercise by Zambuto of any right or remedy will not preclude his exercise of any other right or remedy. The failure or delay by Zambuto in exercising any of his rights hereunder in any instance shall not constitute a waiver thereof in that or any other instances.

90.   **Nature of Guaranty.**   The liability of Guarantor hereunder is independent of the Debtor's obligations, and a separate action or separate actions may be brought and prosecuted against Guarantor, whether any action is brought or prosecuted against the Debtor or whether the Debtor is joined in such action or actions. Upon any Event of Default under the Note, Zambuto may, at his option, proceed directly and at once, upon the giving of the notice required in Section 6 hereof, against Guarantor, to collect and recover the full amount of its liability hereunder, or any portion thereof, without proceeding against the Debtor or any other person or entity.

91.   **No Subrogation.**   In the event Guarantor advances, makes any payment or is obligated to pay any amounts hereunder, or in the event any successor to Guarantor does any of the foregoing, the amounts advanced, paid or the obligation therefor, shall at all times be subordinate to the rights and remedies of Zambuto, until the Guaranteed Obligations are paid in full or otherwise satisfied. Nothing contained herein shall be construed to give any right of subrogation and Guarantor hereby expressly waives all rights of subrogation and participation whatsoever until the Guaranteed Obligations are paid in full.

92.   **Waivers.** Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations, except as provided in Section 6 hereof.   Guarantor also waives the right to require Zambuto to proceed against the

Debtor or any other person liable on the Guaranteed Obligations, or to pursue any other remedy. Zambuto may exercise any right or remedy that he may have against the Debtor, without affecting or impairing in any way the liability of Guarantor hereunder, except to the extent the Guaranteed Obligations have been paid, and Guarantor waives any defense arising out of the absence, impairment or loss of any right of reimbursement, contribution or subrogation or any other right or remedy of Guarantor against the Debtor. Guarantor waives all defenses based upon suretyship or impairment of collateral, notice of acceptance of this Guaranty, presentment, demand or notice of Event of Default as defined in the Note, and any suretyship defenses.

93.   **Notice and Demand for Payment.** Upon an Event of Default under the Note, Zambuto shall notify Guarantor of the occurrence of such default and may demand payment by Guarantor of the Guaranteed Obligations up to the Guaranty Limit. Guarantor shall have ten (10) days after receipt of such demand within which to pay the Guaranteed Obligations to such extent. If Guarantor has not paid the defaulted Guaranteed Obligations within said ten (10) day period, Zambuto may then exercise any remedy he may have, including but not limited to the right to proceed against Guarantor under this Guaranty.

94.   **Amendments, Etc.** No amendment or waiver of any provisions of this Guaranty nor consent to any departure by Guarantor therefrom shall in any event be effective unless the same shall be in writing and signed by Guarantor and Zambuto, and then such amendment or

waiver shall be effective only in the specific instance and for the specific purpose for which given.

95.   Notices.   All notices, requests, demands and other communications that are required or may be given under this Guaranty shall be in writing and shall be deemed to have been duly given or made: if by hand, immediately upon delivery; if by telecopier, immediately upon the beginning of the first business day after being sent; if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch; and if mailed by certified mail, return receipt requested, four (4) business days after mailing. All notices, requests and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

If to Guarantor: Pacific CMA, Inc.
                                      7331 S. Meadow Court
                                      Boulder, Colorado   80301
                                      Attention: Alfred Lam, President
                                      Telephone: (303)
                                      Telecopier: (303)

With a copy to: Thacher Proffitt & Wood
                                      One Exchange Place
                                      Jersey City, New Jersey   07303
                                      Attention: Michael E. Helmer, Esq.
                                      Telephone: (201) 369-3280
                                      Telecopier: (201) 369-3290

If to Zambuto: Thomas Zambuto
                                                32-10 Park Avenue
                                                Oceanside, New York 11572
                                                Telephone: (516) 766-7634

With a copy to: Robinson Brog Leinwand Greene
                                                Genovese & Gluck P.C.
                                                1345 Avenue of the Americas
                                                New York, New York 10105
                                                Attn: Marshall J. Gluck, Esq.
                                                Telephone: (212) 603-6300
                                                Telecopier: (212) 956-2164

96.   **Governing Law.**   This Guaranty shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable conflicts of laws principles.

97.   **Consent to Agreement.**   Guarantor in all respects consents to the terms and provisions of the Note.

98.   **WAIVER OF TRIAL BY JURY.**

(a)   GUARANTOR HEREBY ACKNOWLEDGES THAT DISPUTES ARISING UNDER THIS GUARANTY OR OTHERWISE RELATING TO THE OBLIGATIONS OF GUARANTOR HEREUNDER ARE LIKELY TO BE COMPLEX AND ITS DESIRE TO STREAMLINE AND MINIMIZE THE COST OF RESOLVING SUCH DISPUTES. THEREFORE, GUARANTOR IRREVOCABLY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, COUNTERCLAIM, DISPUTE OR PROCEEDING BASED

UPON, OR RELATED TO THE SUBJECT MATTER OF THIS GUARANTY OR OTHERWISE RELATING TO THE OBLIGATIONS OF GUARANTOR HEREUNDER. WITHOUT LIMITING THE FOREGOING, THIS WAIVER AND COVENANT APPLIES:

(i) TO ALL CLAIMS AGAINST ALL PARTIES TO SUCH DISPUTES, ACTIONS AND PROCEEDINGS INCLUDING THOSE INVOLVING THE DEBTOR, GUARANTOR OR ANY OF THEIR RESPECTIVE PARENTS, SUBSIDIARIES, AFFILIATES OR RELATED ENTITIES, OR ANY OFFICER, DIRECTOR, SHAREHOLDER, MEMBER, ATTORNEY OR PARTNER OF ANY OF THEM;

(ii) IRRESPECTIVE OF WHETHER SUCH DISPUTE, ACTION OR PROCEEDING ARISES UNDER THIS GUARANTY OR ANY OTHER AGREEMENT, NOTE, PAPER, INSTRUMENT OR DOCUMENT HERETOFORE OR HEREAFTER EXECUTED RELATING TO ANY OF THE OBLIGATIONS OF GUARANTOR HEREUNDER; AND

(iii) IRRESPECTIVE OF WHETHER SUCH DISPUTE, ACTION OR PROCEEDING ARISES IN CONNECTION WITH OR IS BASED UPON INTENTIONAL OR UNINTENTIONAL CONDUCT, FRAUD, IMPROPER ACTION OR FAILURE TO ACT, OR ANY OTHER CIRCUMSTANCES.

(b) THIS WAIVER IS KNOWINGLY AND VOLUNTARILY MADE BY GUARANTOR, AND GUARANTOR ACKNOWLEDGES THAT NEITHER Zambuto NOR ANY PERSON ACTING ON BEHALF OF ZAMBUTO HAS MADE ANY REPRESENTATIONS TO INDUCE THIS WAIVER OF TRIAL BY JURY OR IN ANY WAY

TO MODIFY OR NULLIFY ITS EFFECT. GUARANTOR FURTHER ACKNOWLEDGES THAT IT HAS BEEN REPRESENTED (OR HAS HAD THE OPPORTUNITY TO BE REPRESENTED) IN CONNECTION WITH THE SIGNING OF THIS GUARANTY AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL. GUARANTOR FURTHER ACKNOWLEDGES THAT IT HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER.

99.   **Partial Validity.**   If any provision of this Guaranty, or the application hereof to a person or circumstance shall to any extent be held void, unenforceable or invalid, then the remainder of this Guaranty or the application of such provision to persons or under circumstances other than those as to which it is held void, unenforceable or invalid shall not be affected thereby and each provision of this Guaranty shall be valid and enforced to the fullest extent permitted by law.

100.   **Headings.**   The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, Guarantor has executed this instrument as of the date and year first above written.

PACIFIC CMA, INC.

By: _____
        Alfred Lam, President

STATE OF NEW YORK)
)
COUNTY OF NEW YORK) ss.:

On the   day of May in the year 2002 before me, the undersigned, a notary public

in and for said state, personally appeared **ALFRED LAM,** personally known to me or proved

to me on the basis of satisfactory evidence to be the individual whose name is subscribed to

the within instrument and acknowledged to me that he executed the same in his capacity, and

that by his signature on the instrument, the individual, or the person upon behalf of which the

individual acted, executed the instrument.

Notary Public

Exhibit 10.8

ESCROW AGREEMENT

ESCROW AGREEMENT dated as of the 30th day of April, 2002, by and between

THOMAS ZAMBUTO and SCOTT TURNER (collectively, the "Seller"), and

PACIFIC CMA INTERNATIONAL, LLC (the "Purchaser"), and

ROBINSON BROG LEINWAND GREENE GENOVESE & GLUCK P.C. (the "Escrow Agent").

W I T N E S S E T H:

WHEREAS, Purchaser and Seller have as of this date closed a transaction pursuant to a certain Stock Purchase Agreement dated as of April 30, 2002 (the "Agreement"); and

WHEREAS, the Agreement contemplates the execution and delivery of this Escrow Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.   Terms used herein shall have the same meaning as ascribed to them in the Agreement.

2.   Whenever pursuant to Section 6.8 of the Agreement Purchaser has asserted its right to set any amounts off against an installment of the Note, it shall instead pay such installment (the "Delayed Payment") to Escrow Agent, who agrees to hold the same in escrow

pursuant to the terms hereof. The Delayed Payment shall not be deposited by Escrow Agent into an interest-bearing bank account

3.   Upon receipt of notice from Purchaser that its right to indemnification under the Agreement has been established and that, therefore, Purchaser's right to offset payment of the Note has vested, Escrow Agent shall pay over the Delayed Payment, or such portion thereof as to which Purchaser shall be entitled pursuant to its right of setoff, to Purchaser, and the balance, if any, shall be paid to Seller. In the event Escrow Agent, instead, receives notice that Purchaser's right to indemnification has not, upon completion of the indemnification procedures under the Agreement, been established, Escrow Agent shall pay over the Delayed Payment to Seller.

4.   Prior to effectuating any delivery referred to in Paragraph 3, Escrow Agent shall give notice of such proposed delivery to both Purchaser and Seller, and no such delivery shall be made if, within a period of 10 days following the date upon which notice is effective (as set forth in Paragraph 10 hereof), Escrow Agent shall have received notice from Purchaser or Seller, as the case may be, setting forth an objection to such delivery. Escrow Agent shall promptly deliver a copy of such objection notice to the other party.

5.   If Escrow Agent shall have received a notice of objection as set forth in Paragraph 4, or if any disagreement or dispute shall arise between the parties resulting in adverse claims and demands with respect to the Delayed Payment, then Escrow Agent shall continue to hold the Delayed Payment, until it shall have received (i) a written instrument signed by both Purchaser and Seller setting forth the joint direction of such parties with

respect to the Delayed Payment, or (ii) a certified copy of a final and non-appealable judgment of a court of competent jurisdiction directing the disbursement of the Delayed Payment. Escrow Agent shall also be entitled to deposit the Delayed Payment with the clerk of the court in which any litigation between the parties is pending, or with the clerk of an appropriate court in New York, New York.

6. Escrow Agent shall not be liable in any way or to any person for its refusal to comply with adverse claims and demands being made upon it, and shall not be responsible for any act or failure to act on its part, nor shall it have any liability under this Escrow Agreement, except in the case of willful default, malfeasance or gross negligence. This Escrow Agreement shall terminate and Escrow Agent shall be automatically released from all responsibility and liability upon Escrow Agent's delivery or deposit of the Delayed Payment in accordance with the provisions of this Escrow Agreement.

7. Escrow Agent or any member of its firm shall be permitted to act as counsel for Seller in any dispute or question as to any matter arising out of the Agreement or this Escrow Agreement.

8. Escrow Agent may resign at any time and, in such event, shall deliver the Delayed Payment pursuant to the joint written instructions of Purchaser and Seller or, in the absence of such instructions, may deposit the Delayed Payment with the clerk of an appropriate court in New York, New York.

9. Escrow Agent shall be indemnified by Purchaser and Seller against any liabilities, damages, losses, costs or expenses incurred by, or claims or charges made against,

Escrow Agent (including reasonable counsel fees, disbursements and court costs) by reason of its acting or failing to act in connection with any of the matters contemplated by, or in carrying out the terms of, this Escrow Agreement, except as a result of its willful default, malfeasance or gross negligence. In addition, in the event Escrow Agent is required to take any action or perform services, as escrow agent, beyond those required by Paragraphs 3 and 4 hereof, Escrow Agent may charge a reasonable fee for such services, which fee shall be paid equally by Purchaser and Seller.

10.   Any notice or communication pursuant to this Escrow Agreement shall be delivered in accordance with the provisions of Section 8.4 of the Agreement, addressed to Purchaser and Seller at the address shown for each on the Agreement, and to the Escrow Agent as follows:

> Robinson Brog Leinwand Greene
>   Genovese & Gluck P.C.
> 1345 Avenue of the Americas
> New York, New York 10105
> Att: Marshall J. Gluck, Esq.
> Telephone: (212) 603-6300
> Telecopier: (212) 956-2164

Notice shall be deemed effective as provided in the Agreement.

11.   This Escrow Agreement and the Agreement sets forth the entire understanding of the parties hereto and may not be changed orally.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                                      _____

THOMAS ZAMBUTO

                                                      _____

SCOTT TURNER

PACIFIC CMA INTERNATIONAL, LLC

By: _____

ROBINSON BROG LEINWAND GREENE
  GENOVESE & GLUCK P.C.

By: _____
      A Member of the Firm

Exhibit 10.9

EMPLOYMENT AGREEMENT

AGREEMENT made as of the 30th day of April, 2002 by and between **AIRGATE INTERNATIONAL CORP.,** a New York corporation having its principal place of business at 153-04 Rockaway Boulevard, Jamaica, New York 11434 ("Employer" or "Company") and **SCOTT TURNER,** residing at 15 Caumsett Farms Lane, Woodbury, New York 11797 ("Employee").

R E C I T A L S :

101.   Employee is a former owner of Employer, a company engaged in the air freight forwarding business.

102.   Employee has been engaged in the air freight forwarding business for Employer and other companies for a period of 23 years, is knowledgeable and informed as to many of the services offered by Employer, and knows how to market such services to the industry.

103.   Employer desires to engage Employee's services on its behalf and Employee desires to furnish such services on the terms and conditions provided herein.

A G R E E M E N T :

1.   **Capacity.**   Employer hereby employs Employee to serve as President and Chief Executive Officer of Employer, reporting to and under the direction of the Employer's Board of Directors, and Employee hereby agrees to accept the foregoing employment.

2.   **Duties.**

(a)   Employee shall perform such duties and assume such responsibilities as shall be assigned to Employee by Employer's Board of Directors, from time to time, consistent with Employee's position as President and Chief Executive Officer.

(b)   Employee agrees to devote his full business time and attention to the performance of his duties hereunder.

(c)   So long as Employee is employed by Employer, Employee shall serve on Employer's Board of Directors during the term of the Agreement.

3.   **Term of Agreement.**   Subject to the provisions of Section 6 hereof, this Agreement shall remain in effect for a period of three (3) years, commencing on the date hereof (the "Term"), and shall continue from year to year thereafter if agreed to in writing between the parties, provided that if a party does not intend to negotiate an extension of the Term, he or it shall so notify the other party not less than sixty (60) days prior to the end of the Term, as it may have been extended.   If the Term, as it may be extended, ends, this Agreement shall terminate and be of no further force and effect on the last day of the Term,

as same may have been extended pursuant hereto, except that the provisions of Section 5 shall survive the termination of this Agreement.

4. Remuneration.

(a) Employer agrees to pay to Employee and Employee agrees to accept from Employer an annual base salary of Two Hundred Forty-Nine Thousand Five Hundred ($249,500) Dollars per annum (the "Base Salary"), payable in accordance with the Employer's usual payroll practices as in effect from time to time.

ii. Commencing January 1, 2003, and for each year of the Term thereafter, Employee shall receive such increase in Base Salary as may be determined by Employer's Board of Directors, provided, however, that in no event shall such increase be less than an amount equal to the Base Salary for the immediately prior year of the Term multiplied by the percentage increase in the Price Index, hereinafter defined, for the month of March preceding the year of the Term for which the calculation is being made over the Price Index for the preceding March. If there has been no increase, or if the Price Index has decreased from the preceding March, the Base Salary shall remain the same. The term "Price Index" shall mean the "Consumer Price Index for All Urban Customers (1982-84=100), New York, New York, All Items" published by the Bureau of Labor Statistics of the U.S. Department of Labor, or a successor or substitute index appropriately adjusted.

iii. Employee shall be entitled to receive such annual bonus as may be determined by Employer's Board of Directors from time to time, provided, however, Employee shall receive a bonus in an amount not less than (i) his then Base Salary, multiplied by four and eight-tenths (4.8%) percent, payable on or before December 31 of each year of the Term, plus (ii) the monthly sum of One Thousand Five Hundred ($1,500) Dollars, payable on the first day of each month of the Term.

iv.   During each year of the Term, Employee shall be entitled to take three (3) weeks paid vacation, or such greater number of weeks as may be in accordance with Employer's vacation policy then in effect for its executives. Employee may not carry forward more than one (1) week of unused vacation from year to year.

v.   During the Term, Employee shall participate in any medical insurance plans maintained by Employer for its executives according him family coverage on the same terms and conditions as provided for other executives, including any requirement of premium payment for such coverage by the Employee. Employee shall also be entitled to participate in all other group insurance programs and fringe benefit and retirement plans and other compensatory plans that Employer may, in its sole and absolute discretion, elect to make available to its employees generally, on terms not less favorable than those provided to other employees, provided Employee meets the qualifications therefor. Nothing herein shall limit the Employer's ability to amend, modify, or terminate its benefit plans in any manner.

vi.   On the first day of each month during the Term, Employer shall pay Employee a monthly allowance of $2,000 to be applied by him towards his monthly automobile expenses incurred in the performance of his duties (the "Auto Allowance"), including lease payments, insurance and on-site parking, but not including gas and mileage reimbursement. The Auto Allowance shall be correspondingly reduced by the amount of lease payments, if any, made by Employer for automobiles leased by Employer for Employee's exclusive use.

vii.   On the first day of each month during the Term, Employer shall reimburse Employee for the cost of his basic home telephone and/or mobile/cellular service and for reasonable and necessary entertainment expenses incurred in behalf of Employer, consistent with Employer's policies upon submission of appropriate documentation.   In addition, Employee shall be reimbursed for all reasonable and necessary out-of-pocket travel and business expenses promptly upon submission of appropriate documentation.

5.   **Confidential Information and Non-Compete.**

(a)   Employee understands that Employer's information regarding the property and business of Employer's past and present customers, vendors and contracting parties, Employer's personnel and Employer's operating systems ("Confidential Information") are valuable, special and unique assets of Employer. Employee shall not use for his own benefit or for the benefit of any other employer or other person or disclose to any business, firm, corporation, association, venture or other entity or person for any reason or purpose whatsoever (other than in the ordinary conduct of Employer's business), the Employer's Confidential Information or any part thereof. The following shall not constitute Employer's Confidential Information for purposes of this Agreement: (i) information which is or becomes generally available to the public other than as a result of a disclosure by Employee; (ii) information which Employee reasonably can demonstrate was known to him on a non-confidential basis; or (iii) information which becomes available to Employee from a source other than Employer, provided that such source is not subject to any prohibition against transmitting such information imposed by Employer.

(b) During his employment with the Employer and continuing for two years thereafter (the "Restricted Period"), Employee agrees that he shall not, directly or indirectly, in any form or manner in the geographic area where Employer does business at that time: (i) engage in any activities competitive with the business of Employer and its affiliates for his or their own account or for the account of any other person or entity, or (ii) become interested in any person engaged in activities competitive with the business of Employer and its affiliates as a partner, shareholder, member, principal, agent, employee, trustee, consultant or in any other relationship or capacity; provided, however, that Employee may own, directly or indirectly, solely as a passive investment, securities of any person if Employee (x) is not a person in control of, or a member of a group that controls, such person and (y) does not, directly or indirectly, own 5% or more of any voting class of securities of such person.

(c) During the Restricted Period, the Employee will not, directly or indirectly, use proprietary knowledge or information relating to Employer obtained during the course of Employee's employment with Employer with the intention to, or which a reasonable person would construe to (i) interfere with or disrupt any present or prospective relationship, contractual or otherwise, between Employer and its affiliates and any customer, supplier, employee, consultant or other person having business dealings with the Employer or its affiliates, or (ii) employ or solicit the employment or engagement by others of any employee or consultant of Employer or its affiliates who was such an employee or consultant at the time of termination of Employee's employment hereunder or within one year prior thereto.

(d) Employee acknowledges and agrees that the covenants and undertakings contained in clauses (a), (b) and (c) relate to matters that are of a special, unique and extraordinary character and that a violation of any of the terms of clauses (a), (b) and (c) will cause irreparable injury to Employer and that the amount of such injury will be difficult, if not impossible, to estimate or determine and cannot be adequately compensated by monetary damages. Therefore, Employee agrees that Employer shall be entitled, in addition to all other rights and remedies available under this Agreement and applicable law, as a matter of course, to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any violation or threatened violation of any of such terms by Employee and by such other persons as the court shall order.

(e) The Restricted Period shall terminate and Employee shall cease to be bound by the provisions of this Section 5 if (i) Employee's employment is terminated by Employer prior to the end of the Term for any reason other than Cause or Employee's death or (ii) an Event of Default shall have occurred and remain uncured after any applicable cure period under that certain promissory note of even date herewith made by Pacific CMA International, LLC to Employee in the original principal amount of $600,000, provided that notwithstanding the termination of Employee's employment by Employer without Cause, Employee shall continue to be bound by the provisions of this Section 5 if Employer fulfills all its obligations under Section 6(c).

6. Termination.

(a)   This Agreement may be terminated for any of the following reasons:

(i)   Upon the death of Employee, the Agreement and the Term shall be deemed immediately terminated.

(ii)   Employer may terminate the employment of Employee and the Term hereof in the event that any of the following shall occur (each of which shall be an event constituting "Cause"): (A) Employee shall be convicted of or enter a plea of nolo contender to a crime of moral turpitude or a felony, (B) Employee's breach of any material obligations under this Agreement; (C) Employee's gross negligence with respect to his duties or gross misfeasance or gross malfeasance of office; (D) Employee's breach in any material respect of his fiduciary obligations to Employer and its stockholders as an officer or, if applicable, a director; (E) the willful refusal of the Executive to follow the lawful directives of the Board with respect to his duties hereunder, which directives shall be consistent with his duties and position as President and Chief Executive Officer of the Employer, and which refusal is not cured by the Executive within ten (10) calendar days after written notice from the Board of the Employer; or (F) any acts or omissions by Employee that a court of competent jurisdiction determines constitutes cause for dismissal under the circumstances, provided, however, that in the case of clause (F), Employer shall first have given notice to the Employee of any acts or omissions by the Employee which may constitute Cause hereunder and the Employee shall have thirty (30) days after receipt of such notice to cure or otherwise remedy such acts or omissions if such acts or omissions are curable.

In the event of such a termination for death or Cause, of if Employee terminates his employment for reasons other than those set forth in Section 6(b), Employee or his estate, as the case may be, shall be entitled to receive any Base Salary accrued to the date on which termination shall take effect and any other benefits, awards, bonus or compensation to which Employee shall have a vested right under the terms of any agreement, plan or program pursuant to which such benefits were granted. All determinations for any such termination pursuant to this Section 6(a)(ii) shall require the majority vote of the members of the Board of Directors, excluding the participation of Employee.

(iii)   Subject to the provisions of Section 6(c), Employer may terminate the employment of Employee and the Term hereof, without cause, at Employer's discretion.

(b)   Employee may terminate this Agreement immediately on written notice to Employer if any one or more of the following shall occur:

(i)   loss of any material duties or material authority as an officer by Employee and such loss continues for twenty (20) days after written notice of such loss is given to Employer;

(ii)   a material breach of the terms of this Agreement by Employer (including without limitation failure to pay or deliver material remuneration or other material amounts due hereunder) and such breach continues uncured for twenty (20) days after written notice of such breach is first given;

(iii)   Employee is not continuously a member of the Board of Directors and Chief Executive Officer and President of Employer during the Term; Employee is not the highest ranking officer of Employer or not all employees of Employer report to Employee, directly or indirectly; provided that Employee gives written notice of such event within twenty (20) days after such occurrence and such prohibited event is not remedied within twenty (20) days after such notice; or

(iv)   The Employee's office is moved more than thirty (30) miles from the principal place of Employer's business on the date of this Agreement, but a request that Employee travel on business on behalf of Employer shall not be deemed to be such a move.

(c)   After termination of employment for any reason other than (i) death of Employee, (ii) termination of Employee for Cause or (iii) voluntary termination by Employee for reasons other than those set forth in Section 6(b), Employer shall, at its expense, continue to provide Employee with the same or comparable health insurance benefits in effect as of the date of termination of employment for a continuing period of not less than eighteen

(18) months thereafter. Additionally, if Employee's employment is terminated by Employer for any reason other than death or Cause or Disability as provided in Section 7, or if Employee terminates this Agreement pursuant to Section 6(b), Employer shall pay to Employee, within ten (10) business days after the date of termination, an amount equal to the present value, discounted at the then prime rate of interest as published in the "Money Rates" column of the Wall Street Journal, of the aggregate installments of Base Salary plus the Auto Allowance remaining to be paid to Employee for the remainder of the cancelled Term.

7. **Disability.**

(a) If Employee is unable to perform his services on a full time basis by reason of medical or physical illness or incapacity, Employee shall be entitled to receive his Base Salary at the rate payable to him in the week immediately preceding the first week of his illness or incapacity for a period of six (6) months from the commencement of his illness or incapacity. In the event that Employee continues to be unable to perform his full time duties as a result of such medical or physical illness or incapacity, all financial obligations of Employer to Employee hereunder shall cease. Any payments due from Employer to Employee hereunder shall be reduced, however, by any amounts received or receivable by Employee as a payment or benefit to which he is entitled by reason of such disability by virtue of a policy paid for by Employer.

(b) "Disability" as used herein shall mean the inability to perform one's usual duties for Employer substantially on a regular basis because of injury or illness. If Employer has a disability benefits insurance policy, then the determination of the insurance company shall be deemed conclusive as to disability. If Employer does not maintain a disability income policy and Employer and Employee fail otherwise to agree, disability shall be determined as follows:

(i)   Employee and Employer shall each select an independent physician licensed in the State of New York who shall examine Employee. The failure of either to designate a physician within ten (10) business days after a designation of a physician by the other (the "Designation Date") shall be deemed a waiver of the non-designating party's right to designate a physician. The agreement of a majority of the examining physicians shall control, and their decision shall be binding.

(ii)   If a majority of such physicians fails to agree within fifteen (15) business days after the Designation Date, the physicians shall select an additional physician (the "Additional Physician") to examine Employee. The opinion of the Additional Physician shall be determinative, and his decision shall be binding on the parties.

(iii)   Employee agrees to submit to a reasonable examination and testing by said physicians. Employee and Employer shall each bear the expense of the examination and testing by his or its selected physician and Employee and Employer shall equally bear the cost of the examination and testing by the Additional Physician.

8. **Partial Invalidity.** In the event any one or more of the provisions of this Agreement shall be judicially held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent of such invalidity, illegality or unenforceability, but the remainder of this Agreement shall not in any way be affected thereby. If, moreover, any one or more of the provisions contained in this Agreement shall, for any reason, be held to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

9. **Notices.** All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given or made: if by hand, immediately upon delivery with receipt acknowledged; if by telecopier or similar electronic device, two (2) hours after sending, provided it is sent on a business day, but if not, then immediately upon the beginning of the first business day after being sent if confirmed by evidence or confirmation of receipt; if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch with proof of delivery by such service; and if mailed by certified mail, return receipt requested, three (3) business days after mailing. All notices, requests and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

If to Employer: c/o Pacific CMA International, LLC
                                       7331 S. Meadow Court

Boulder, Colorado   80301
Attention:
Telephone: (303)
Telecopier: (303)

With a copy to: Thacher Proffitt & Wood
One Exchange Place
Jersey City, New Jersey   07303
Attention: Michael E. Helmer, Esq.
Telephone: (201) 369-3280
Telecopier: (201) 369-3290

If to Employee: Scott Turner
15 Caumsett Farms Lane
Woodbury, New York   11797
Telephone: (516) 496-3233
Telecopier: (516) 496-0550

With a copy to: Robinson Brog Leinwand Greene
  Genovese & Gluck, P.C.
1345 Avenue of the Americas
New York, NY   10105
Attention: Marshall J. Gluck, Esq.
Telephone: (212) 603-6300
Telecopier: (212) 956-2164

10.   Waivers and Amendments.

(a)   This Agreement may be amended, modified or supplemented only by a written instrument executed by the parties hereto and, in the case of the Employer, such amendment modification, supplement or any extension also must be duly authorized by an appropriate resolution of the Board of Directors of the Company. The provisions of this Agreement may be waived only by an instrument in writing executed by the party granting the waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.

(b)   No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

11.   **Binding on Successors.** This Agreement shall inure to the benefit of and shall be binding upon Employee, his heirs, executors, administrators, and legal representatives, and shall inure to the benefit of and be binding upon the Employer and its successors and assigns. The obligations of Employee may not be assigned and Employee may not assign, transfer, pledge, encumber, hypothecate or otherwise dispose of this Agreement, or any of his rights hereunder, and any such attempted assignment or disposition shall be null and void and without effect.

12.   **Entire Agreement.** This Agreement sets forth the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior negotiations, agreements, letters of intent, understandings or arrangements, written or oral, between the parties hereto with respect to the subject matter hereof.

13. **Applicable Law; Venue.** This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made and to be enforced in such State without giving effect to any conflicts of law provisions of rule, that would cause the application of the laws of any other jurisdiction. The parties each hereby consent to the personal jurisdiction of the courts of the State of New York and the Federal courts situated therein over any judicial proceeding under or that may otherwise arise out of this Agreement and agree not to contest venue for any such proceeding commenced in the courts of the State of New York in New York County or in the United States District Court for the Southern District of New York.

14. **Section Headings.** The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

15. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(p) **Deductions.** The Employer shall deduct from all compensation or benefits payable pursuant to this Agreement such payroll, withholding and other taxes as may in the reasonable opinion of the Employer be required by law and any such additional amounts requested in writing by the Employer.

(q) **No Conflicts.** The Employee represents to the Employer that the execution, delivery and performance by the Employee of this Agreement does not and will not conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under any contract, agreement or understanding, whether oral or written to which the Employee is or was a party or of which the Employee is or should be aware.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals on the date first above set forth.

AIRGATE INTERNATIONAL CORP.

By: _____

       Thomas Zambuto,

_____

  SCOTT TURNER

WITH RESPECT TO PARAGRAPH 2(c) ONLY:

PACIFIC CMA INTERNATIONAL, LLC

By: _____

       , Manager

Exhibit 10.10

EMPLOYMENT AGREEMENT

AGREEMENT made as of the 30th day of April, 2002 by and between **AIRGATE INTERNATIONAL CORP.,** a New York corporation having its principal place of business at 153-04 Rockaway Boulevard, Jamaica, New York 11434 ("Employer" or "Company") and **THOMAS ZAMBUTO,** residing at 32-10 Park Avenue, Oceanside, New York 11572 ("Employee").

R E C I T A L S :

16.   Employee is a former owner of Employer, a company engaged in the air freight forwarding business.

17.   Employee has been engaged in the air freight forwarding business for Employer and other companies for a period of 40 years, is knowledgeable and informed as to many of the services offered by Employer, and knows how to market such services to the industry.

18.   Employer desires to engage Employee's services on its behalf and Employee desires to furnish such services on the terms and conditions provided herein.

A G R E E M E N T :

1.   **Capacity.**   Employer hereby employs Employee to serve as Executive Vice President of Employer, reporting to and under the direction of the Employer's Board of Directors, and Employee hereby agrees to accept the foregoing employment.

2.   **Duties.**

    (a)   Employee shall perform such duties and assume such responsibilities as shall be assigned to Employee by Employer's Board of Directors, from time to time, consistent with Employee's position as Executive Vice President.

    (b)   Employee agrees to devote his full business time and attention to the performance of his duties hereunder.

    (c)   So long as Employee is employed by Employer, Employee shall serve on Employer's Board of Directors during the term of this Agreement.

3.   **Term of Agreement.**   Subject to the provisions of Section 6 hereof, this Agreement shall remain in effect for a period of three (3) years, commencing on the date hereof (the "Term"), and shall continue from year to year thereafter if agreed to in writing between the parties, provided that if a party does not intend to negotiate an extension of the Term, he or it shall so notify the other party not less than sixty (60) days prior to the end of the Term, as it may have been extended. If the Term, as it may be extended, ends, this Agreement shall terminate and be of no further force and effect on the last day of the Term,

as same may have been extended pursuant hereto, except that the provisions of Section 5 shall survive the termination of this Agreement.

4. Remuneration.

(a)   Employer agrees to pay to Employee and Employee agrees to accept from Employer an annual base salary of Two Hundred Forty-Nine Thousand Five Hundred ($249,500) Dollars per annum (the "Base Salary"), payable in accordance with the Employer's usual payroll practices as in effect from time to time.

ii.   Commencing January 1, 2003, and for each year of the Term thereafter, Employee shall receive such increase in Base Salary as may be determined by Employer's Board of Directors, provided, however, that in no event shall such increase be less than an amount equal to the Base Salary for the immediately prior year of the Term multiplied by the percentage increase in the Price Index, hereinafter defined, for the month of March preceding the year of the Term for which the calculation is being made over the Price Index for the preceding March. If there has been no increase, or if the Price Index has decreased from the preceding March, the Base Salary shall remain the same. The term "Price Index" shall mean the "Consumer Price Index for All Urban Customers (1982-84=100), New York, New York, All Items" published by the Bureau of Labor Statistics of the U.S. Department of Labor, or a successor or substitute index appropriately adjusted.

iii.   Employee shall be entitled to receive such annual bonus as may be determined by Employer's Board of Directors from time to time, provided, however, Employee shall receive a bonus in an amount not less than (i) his then Base Salary, multiplied by four and eight-tenths (4.8%) percent, payable on or before December 31 of each year of the Term, plus (ii) the monthly sum of One Thousand Five Hundred ($1,500) Dollars, payable on the first day of each month of the Term.

iv.   During each year of the Term, Employee shall be entitled to take three (3) weeks paid vacation, or such greater number of weeks as may be in accordance with Employer's vacation policy then in effect for its executives. Employee may not carry forward more than one (1) week of unused vacation from year to year.

v.   During the Term, Employee shall participate in any medical insurance plans maintained by Employer for its executives according him family coverage on the same terms and conditions as provided for other executives, including any requirement of premium payment for such coverage by the Employee. Employee shall also be entitled to participate in all other group insurance programs and fringe benefit and retirement plans and other compensatory plans that Employer may, in its sole and absolute discretion, elect to make available to its employees generally, on terms not less favorable than those provided to other employees, provided Employee meets the qualifications therefor. Nothing herein shall limit the Employer's ability to amend, modify, or terminate its benefit plans in any manner.

vi.   On the first day of each month during the Term, Employer shall pay Employee a monthly allowance of $2,000 to be applied by him towards his monthly automobile expenses incurred in the performance of his duties (the "Auto Allowance"), including lease payments, insurance and on-site parking, but not including gas and mileage reimbursement. The Auto Allowance shall be correspondingly reduced by the amount of lease payments, if any, made by Employer for automobiles leased by Employer for Employee's exclusive use.

vii.   On the first day of each month during the Term, Employer shall reimburse Employee for the cost of his basic home telephone and/or mobile/cellular service and for reasonable and necessary entertainment expenses incurred in behalf of Employer, consistent with Employer's policies upon submission of appropriate documentation.   In addition, Employee shall be reimbursed for all reasonable and necessary out-of-pocket travel and business expenses promptly upon submission of appropriate documentation.

5.   **Confidential Information and Non-Compete.**

(a)   Employee understands that Employer's information regarding the property and business of Employer's past and present customers, vendors and contracting parties, Employer's personnel and Employer's operating systems ("Confidential Information") are valuable, special and unique assets of Employer.   Employee shall not use for his own benefit or for the benefit of any other employer or other person or disclose to any business, firm, corporation, association, venture or other entity or person for any reason or purpose whatsoever (other than in the ordinary conduct of Employer's business), the Employer's Confidential Information or any part thereof.   The following shall not constitute Employer's Confidential Information for purposes of this Agreement: (i) information which is or becomes generally available to the public other than as a result of a disclosure by Employee; (ii) information which Employee can reasonably demonstrate was known to him on a non-confidential basis; or (iii) information which becomes available to Employee from a source other than Employer, provided that such source is not subject to any prohibition against transmitting such information imposed by Employer.

(b) During his employment with the Employer and continuing for two years thereafter (the "Restricted Period"), Employee agrees that he shall not, directly or indirectly, in any form or manner in the geographic area where Employer does business at that time: (i) engage in any activities competitive with the business of Employer and its affiliates for his or their own account or for the account of any other person or entity, or (ii) become interested in any person engaged in activities competitive with the business of Employer and its affiliates as a partner, shareholder, member, principal, agent, employee, trustee, consultant or in any other relationship or capacity; provided, however, that Employee may own, directly or indirectly, solely as a passive investment, securities of any person if Employee (x) is not a person in control of, or a member of a group that controls, such person and (y) does not, directly or indirectly, own 5% or more of any voting class of securities of such person.

(c) During the Restricted Period, the Employee will not, directly or indirectly, use proprietary knowledge or information relating to Employer obtained during the course of Employee's employment with Employer with the intention to, or which a reasonable person would construe to (i) interfere with or disrupt any present or prospective relationship, contractual or otherwise, between Employer and its affiliates and any customer, supplier, employee, consultant or other person having business dealings with the Employer or its affiliates, or (ii) employ or solicit the employment or engagement by others of any employee or consultant of Employer or its affiliates who was such an employee or consultant at the time of termination of Employee's employment hereunder or within one year prior thereto.

(d)   Employee acknowledges and agrees that the covenants and undertakings contained in clauses (a), (b) and (c) relate to matters that are of a special, unique and extraordinary character and that a violation of any of the terms of clauses (a), (b) and (c) will cause irreparable injury to Employer and that the amount of such injury will be difficult, if not impossible, to estimate or determine and cannot be adequately compensated by monetary damages. Therefore, Employee agrees that Employer shall be entitled, in addition to all other rights and remedies available under this Agreement and applicable law, as a matter of course, to an injunction, restraining order or other equitable relief from any court of competent jurisdiction, restraining any violation or threatened violation of any of such terms by Employee and by such other persons as the court shall order.

(e)   The Restricted Period shall terminate and Employee shall cease to be bound by the provisions of this Section 5 if (i) Employee's employment is terminated by Employer prior to the end of the Term for any reason other than Cause or Employee's death or (ii) an Event of Default shall have occurred and remain uncured after any applicable cure period under that certain promissory note of even date herewith made by Pacific CMA International, LLC to Employee in the original principal amount of $600,000, provided that notwithstanding the termination of Employee's employment by Employer without Cause, Employee shall continue to be bound by the provisions of this Section 5 if Employer fulfills all its obligations under Section 6(c).

6.   Termination.

(a)   This Agreement may be terminated for any of the following reasons:

(i)   Upon the death of Employee, the Agreement and the Term shall be deemed immediately terminated.

(ii)   Employer may terminate the employment of Employee and the Term hereof in the event that any of the following shall occur (each of which shall be an event constituting "Cause"): (A) Employee shall be convicted of or enter a plea of nolo contender to a crime of moral turpitude or a felony, (B) Employee's breach of any material obligations under this Agreement; (C) Employee's gross negligence with respect to his duties or gross misfeasance or gross malfeasance of office; (D) Employee's breach in any material respect of his fiduciary obligations to Employer and its stockholders as an officer or, if applicable, a director; (E) the willful refusal of the Executive to follow the lawful directives of the Board with respect to his duties hereunder, which directives shall be consistent with his duties and position as Executive Vice President of the Employer, and which refusal is not cured by the Executive within ten (10) calendar days after written notice from the Board of the Employer; or (F) any acts or omissions by Employee that a court of competent jurisdiction determines constitutes cause for dismissal under the circumstances, provided, however, that in the case of clause (F), Employer shall first have given notice to the Employee of any acts or omissions by the Employee which may constitute Cause hereunder and the Employee shall have thirty (30) days after receipt of such notice to cure or otherwise remedy such acts or omissions if such acts or omissions are curable.

In the event of such a termination for death or Cause, of if Employee terminates his employment for reasons other than those set forth in Section 6(b), Employee or his estate, as the case may be, shall be entitled to receive any Base Salary accrued to the date on which termination shall take effect and any other benefits, awards, bonus or compensation to which Employee shall have a vested right under the terms of any agreement, plan or program pursuant to which such benefits were granted. All determinations for any such termination pursuant to this Section 6(a)(ii) shall require the majority vote of the members of the Board of Directors, excluding the participation of Employee.

(iii)   Subject to the provisions of Section 6(c), Employer may terminate the employment of Employee and the Term hereof, without cause, at Employer's discretion.

(b)   Employee may terminate this Agreement immediately on written notice to Employer if any one or more of the following shall occur:

(i)   loss of any material duties or material authority as an officer by Employee and such loss continues for twenty (20) days after written notice of such loss is given to Employer;

(ii)   a material breach of the terms of this Agreement by Employer (including without limitation failure to pay or deliver material remuneration or other material amounts due hereunder) and such breach continues uncured for twenty (20) days after written notice of such breach is first given;

(iii)   Employee is not continuously a member of the Board of Directors and Executive Vice President of Employer during the Term; Employee is not the highest ranking officer of Employer or not all employees of Employer report to Employee, directly or indirectly; provided that Employee gives written notice of such event within twenty (20) days after such occurrence and such prohibited event is not remedied within twenty (20) days after such notice; or

(iv)   The Employee's office is moved more than thirty (30) miles from the principal place of Employer's business on the date of this Agreement, but a request that Employee travel on business on behalf of Employer shall not be deemed to be such a move.

(c)   After termination of employment for any reason other than (i) death of Employee, (ii) termination of Employee for Cause or (iii) voluntary termination by Employee for reasons other than those set forth in Section 6(b), Employer shall, at its expense, continue to provide Employee with the same or comparable health insurance benefits in effect as of the date of termination of employment for a continuing period of not less than eighteen

(18) months thereafter. Additionally, if Employee's employment is terminated by Employer

for any reason other than death or Cause or Disability as provided in Section 7, or if Employee

terminates this Agreement pursuant to Section 6(b), Employer shall pay to Employee, within

ten (10) business days after the date of termination, an amount equal to the present value,

discounted at the then prime rate of interest as published in the "Money Rates" column of the

Wall Street Journal, of the aggregate installments of Base Salary plus the Auto Allowance

remaining to be paid to Employee for the remainder of the cancelled Term.

7.   Disability.

(a)   If Employee is unable to perform his services on a full time basis

by reason of medical or physical illness or incapacity, Employee shall be entitled to receive

his Base Salary at the rate payable to him in the week immediately preceding the first week of

his illness or incapacity for a period of six (6) months from the commencement of his illness

or incapacity. In the event that Employee continues to be unable to perform his full time duties

as a result of such medical or physical illness or incapacity, all financial obligations of

Employer to Employee hereunder shall cease. Any payments due from Employer to Employee

hereunder shall be reduced, however, by any amounts received or receivable by Employee as

a payment or benefit to which he is entitled by reason of such disability by virtue of a policy

paid for by Employer.

(b)   "Disability" as used herein shall mean the inability to perform one's

usual duties for Employer substantially on a regular basis because of injury or illness. If

Employer has a disability benefits insurance policy, then the determination of the insurance company shall be deemed conclusive as to disability. If Employer does not maintain a disability income policy and Employer and Employee fail otherwise to agree, disability shall be determined as follows:

(i)   Employee and Employer shall each select an independent physician licensed in the State of New York who shall examine Employee. The failure of either to designate a physician within ten (10) business days after a designation of a physician by the other (the "Designation Date") shall be deemed a waiver of the non-designating party's right to designate a physician. The agreement of a majority of the examining physicians shall control, and their decision shall be binding.

(ii)   If a majority of such physicians fails to agree within fifteen (15) business days after the Designation Date, the physicians shall select an additional physician (the "Additional Physician") to examine Employee. The opinion of the Additional Physician shall be determinative, and his decision shall be binding on the parties.

(iii)   Employee agrees to submit to a reasonable examination and testing by said physicians. Employee and Employer shall each bear the expense of the examination and testing by his or its selected physician and Employee and Employer shall equally bear the cost of the examination and testing by the Additional Physician.

8.   Partial Invalidity.   In the event any one or more of the provisions of this Agreement shall be judicially held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent of such invalidity, illegality or unenforceability, but the remainder of this Agreement shall not in any way be affected thereby. If, moreover, any one or more of the provisions contained in this Agreement shall, for any reason, be held to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it so as to be enforceable to the extent compatible with the applicable law as it shall then appear.

9.   Notices.   All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given or made: if by hand, immediately upon delivery with receipt acknowledged; if by telecopier or similar electronic device, two (2) hours after sending, provided it is sent on a business day, but if not, then immediately upon the beginning of the first business day after being sent if confirmed by evidence or confirmation of receipt; if by Federal Express, Express Mail or any other overnight delivery service, on the first business day after dispatch with proof of delivery by such service; and if mailed by certified mail, return receipt requested, three (3) business days after mailing. All notices, requests and demands are to be given or made to the parties at the following addresses (or to such other address as either party may designate by notice in accordance with the provisions of this paragraph):

If to Employer: c/o Pacific CMA International, LLC
                             7331 S. Meadow Court
                             Boulder, Colorado   80301
                             Attention:
                             Telephone: (303)
                             Telecopier: (303)

With a copy to: Thacher Proffitt & Wood
                             One Exchange Place
                             Jersey City, New Jersey   07303
                             Attention: Michael E. Helmer, Esq.
                             Telephone: (201) 369-3280
                             Telecopier: (201) 369-3290

If to Employee: Thomas Zambuto
                             32-10 Park Avenue
                             Oceanside, New York   11522
                             Telephone: (516) 766-7634

With a copy to: Robinson Brog Leinwand Greene Genovese & Gluck, P.C.
                             1345 Avenue of the Americas
                             New York, NY   10105
                             Attention: Marshall J. Gluck, Esq.
                             Telephone: (212) 603-6300
                             Telecopier: (212) 956-2164

10.   **Waivers and Amendments.**

(a)   This Agreement may be amended, modified or supplemented only

by a written instrument executed by the parties hereto and, in the case of the Employer, such

amendment modification, supplement or any extension also must be duly authorized by an

appropriate resolution of the Board of Directors of the Company. The provisions of this

Agreement may be waived only by an instrument in writing executed by the party granting the waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.

(b)   No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

11.   **Binding on Successors.** This Agreement shall inure to the benefit of and shall be binding upon Employee, his heirs, executors, administrators, and legal representatives, and shall inure to the benefit of and be binding upon the Employer and its successors and assigns. The obligations of Employee may not be assigned and Employee may not assign, transfer, pledge, encumber, hypothecate or otherwise dispose of this Agreement, or any of his rights hereunder, and any such attempted assignment or disposition shall be null and void and without effect.

12.   **Entire Agreement.** This Agreement sets forth the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior negotiations, agreements, letters of intent, understandings or arrangements, written or oral, between the parties hereto with respect to the subject matter hereof.

13. **Applicable Law; Venue.** This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts made and to be enforced in such State without giving effect to any conflicts of law provisions of rule, that would cause the application of the laws of any other jurisdiction. The parties each hereby consent to the personal jurisdiction of the courts of the State of New York and the Federal courts situated therein over any judicial proceeding under or that may otherwise arise out of this Agreement and agree not to contest venue for any such proceeding commenced in the courts of the State of New York in New York County or in the United States District Court for the Southern District of New York.

14. **Section Headings.** The section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

15. **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(p) **Deductions.** The Employer shall deduct from all compensation or benefits payable pursuant to this Agreement such payroll, withholding and other taxes as may in the reasonable opinion of the Employer be required by law and any such additional amounts requested in writing by the Employer.

(q) **No Conflicts.** The Employee represents to the Employer that the execution, delivery and performance by the Employee of this Agreement does not and will not conflict with or result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default under any contract, agreement or understanding, whether oral or written to which the Employee is or was a party or of which the Employee is or should be aware.

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IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals on the date first above set forth.

AIRGATE INTERNATIONAL CORP.

By: _____
  Scott Turner, President

_____
  THOMAS ZAMBUTO

WITH RESPECT TO PARAGRAPH 2(c) ONLY:

PACIFIC CMA INTERNATIONAL, LLC

By: _____
  , Manager